UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 12, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 12 November 2024 entitled ‘Vodafone Group H1 FY25 Results’.

Vodafone Group Plc
H1 FY25 Results
12 November 2024

Results in line with expectations and good operational progress
"We continue to make good progress on our strategy to change Vodafone. The approval processes for our transactions in the UK and Italy are nearing conclusion. These will complete our programme to reshape the group for growth. We are also investing in Germany to strengthen our market position and taking steps to expand our B2B capabilities.
As we move through this year of transition, our results in the first half have been consistent with our expectations and we are reiterating our full year guidance. We grew service revenue by 4.8% and Adjusted EBITDAaL by 3.8%. We delivered good performances across our markets, with the exception of Germany, where we have been impacted as expected by the TV law change.
I am confident that the actions we are taking will deliver growth for Vodafone this year and a further acceleration into FY26."
Margherita Della ValleGroup Chief Executive

Financial highlights
€5.4 billion cash proceeds	2.25 eurocents	Reiterated
Vodafone Spain & Vantage disposals	Interim dividend per share	FY25 financial guidance

-  Total revenue: Increased by 1.6% to €18.3 billion in H1 (FY24 H1: €18.0 billion) as service revenue growth was partially offset by adverse foreign exchange movements.
-  Service revenue: On a reported basis grew by 1.7% to €15.1 billion in H1 (FY24 H1: €14.9 billion) and on an organic basis increased 4.8% in H1, with an anticipated slowdown in Germany offset by growth in Other Europe, Africa & Turkey.
   -  Germany: Declined by 6.2% in Q2 (Q1: -1.5%), as anticipated, primarily due to the impact of the MDU TV law change. Excluding this impact, service revenue in Germany declined by 2.4% in Q2 (Q1: -0.3%) due to a lower customer base following price increases in the prior year. As part of the MDU TV law change, we have now actively retained
      4.0 million households, which is in line with our expectations.
   -  Business: Organic service revenue accelerated to 4.0% in Q2 (Q1: 2.6%), supported by demand for digital services
   -  Africa: Organic growth remained consistent in Q2 at 9.7% (Q1: 10.0%), supported by price increases in South Africa and above-inflation growth in Egypt, driven by strong demand for data and financial services.
-  Operating profit: On a reported basis increased by 28.3% to €2.4 billion in H1 (FY24 H1: €1.9 billion), primarily driven by a €0.7 billion gain on the disposal of an 18% stake in Indus Towers.
-  Adjusted EBITDAaL: On an organic basis increased by 3.8% to €5.4 billion (FY24 H1: €5.4 billion), supported by service revenue growth and lower energy costs in Europe.
-  Share buybacks: Second €500 million tranche almost complete, with 1.2 billion shares repurchased for €1.0 billion by 11 November 2024.
-  FY25 guidance reiterated: Adjusted EBITDAaL of c.€11 billion and Adjusted free cash flow to be at least €2.4 billion.

Strategic highlights

-  Customers: Customer experience transformation underway. Customer detractors have continued to reduce across all segments, and we have leading or co-leading net promotor scores ('NPS') in 9 out of 15 markets.
-  Simplicity: Our commercial shared operations business is now operational, with Accenture investing its first tranche of its €150 million commitment in October 2024. We are also progressing with the 3,100 role reductions announced in Germany.
-  Growth: Pre-tax ROCE increased from the 6.4% reported in H1 FY24 to 7.2%, with a +1.4 percentage point benefit from the reshaped Group primarily offset by the impacts from deconsolidating Vantage and the MDU TV law change in Germany.

For more information, please contact:
Investor Relations:	Media Relations:
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A webcast Q&A session will be held at 10:00 GMT on 12 November 2024. The webcast and supporting information can be accessed at Investors.vodafone.com

Strategic Review ⫶ Executing on our priorities

In May 2023, we set out a new roadmap to transform Vodafone along three strategic priorities: Customers; Simplicity; and Growth. We measure our operational progress in these areas through a consistent scorecard. In the first six months of FY25, we have executed across a number of focus areas, and we have summarised our progress below and in an accompanying presentation and video Q&A available here: investors.vodafone.com/results.
Investing in the turnaround of Germany
-  Customers:We continue to invest in the customer experience and have increased our brand investment. Whilst there is more to do, the number of customer detractors is falling and we are seeing improved commercial performance.
-  Networks: We continue to upgrade our award-winning cable network and we are now able to market the largest Gigabit footprint in Germany, supported by our new wholesale agreements with Deutsche Telekom and Deutsche Glasfaser.
-  Partnerships: We started onboarding 1&1 customers to our network in August 2024.
-  Transformation: We continue to make progress on the simplification of our Germany operations. We are now halfway through the execution of our 3,100 role reduction plan and have reshaped the leadership team with our new Commercial, Business and IT directors being onboarded.

Vodafone Business capabilities
-  Products: Supported by Microsoft, Google & Mastercard partnerships. SME managed services & DaaS platforms launched.
-  Capabilities: New Business CEO & Director for Germany & Other Europe, & over 200 specialist digital sales team members.

Efficiency via simplification of shared operations & AI
-  Shared operations: Our commercial shared operations are now operational, with Accenture investing its first tranche of its €150 million commitment in our partnership in October 2024.
-  Transformation through AI: We are rolling out our new AI-driven digital assistants to our agents, and directly to our customers with our SuperTobi chatbot. Our AI adoption is supported by our strategic partnerships with Microsoft & Google.

Portfolio actions
-  UK: The Competition and Market Authority's phase 2 review is ongoing and we have made a number of commitments in response to the CMA's provisional findings and notice of possible remedies. The final decision is due by 7 December, with completion expected in early 2025.
-  Italy: The Competition Authority's final decision is due by 10 December, with completion expected in early 2025.
-  Romania: Along with Digi Romania, we have signed a memorandum of understanding with Hellenic Telecommunications in relation to a potential acquisition of separate parts of its subsidiary Telekom Romania. The discussions remain at an early stage and there is no certainty that a transaction will be agreed.

Vodafone Investments
-  Vantage Towers: In July, we announced the sale of a further 10% stake in Oak Holdings GmbH, the partnership that co-controls Vantage Towers, for €1.3 billion, achieving the planned 50:50 joint ownership structure.
-  Indus Towers: In June, we announced that we had sold an 18% stake in Indus Towers Limited, with the gross proceeds of €1.7 billion used to substantially repay existing lenders in India.

Customers			Simplicity
		H1 FY25			H1 FY25
Consumer NPS
Germany	YoY	Stable	Europe opex savings (FY23-H1 FY25)	€ billion	0.3
UK	YoY	Increased	Productivity (role reductions)	'000	6.3
Other Europe	YoY	Stable	Shared operations NPS (Oct'24)%		86
South Africa	YoY	Stable	Employee engagement index (Oct'24)%		75
Detractors
Germany	YoY	Improved	Growth
UK	YoY	Improved			H1 FY25
Other Europe	YoY	Improved	Organic Service revenue growth1%		4.8
South Africa	YoY	Improved	B2B organic service revenue growth1 Organic Adjusted EBITDAaL growth1%		3.3
Revenue market share				%	3.8
Germany	YoY	Decreased	Adjusted free cash outflow1	€ million	(950)
UK	YoY	Increased	Pre-tax return on capital employed1%		7.2
Other Europe	YoY	Increased
South Africa	YoY	Stable
Network quality	'Very good' reliability in all European mobile markets
			1. Non-GAAP measure. See page 49.

Financial Review ⫶ Africa & Turkey driving growth

Financial results
-  Total revenue: Increased by 1.6% to €18.3 billion in H1, as organic service revenue growth was partially offset by adverse foreign exchange movements.
-  Service revenue: Increased by 1.7%, on a reported basis and increased by 4.8% on an organic basis in H1. An anticipated slowdown in Germany was offset by growth in Other Europe, Africa & Turkey. Vodafone Business continued to grow at an accelerating pace during H1, supported by demand for digital services, particularly cloud and security.
-  Operating profit: Increased by 28.3% to €2.4 billion in H1, primarily driven by a €0.7 billion gain on the disposal of an 18% stake in Indus Towers in Q1.
-  Adjusted EBITDAaL: Increased by 3.8% on an organic basis in H1, supported by service revenue growth and lower energy costs in Europe.  Adjusted EBITDAaL in Germany declined by 9.3%, including a 8.2 percentage point impact related to the MDU TV law change-
-  Earnings per share: Basic earnings per share from continuing operations was 3.92 eurocents in H1, compared to a basic loss per share of 0.40 eurocents in the same period of the prior year, primarily due to higher operating profit. Adjusted basic earnings per share was 4.84 eurocents, compared to 3.72 eurocents in the prior year.
-  Discontinued operations: Vodafone Spain and Vodafone Italy are reported as discontinued operations and are therefore excluded from the results of continuing operations. Discontinued operations are also excluded from the Group's segment reporting. The disposal of Vodafone Spain completed on 31 May 2024. See note 5 'Discontinued operations and assets for sale' in the condensed consolidated financial statements for more information."

		Re-presented2
	H1 FY251	H1 FY24	Reported
	€m	€m	change %
Revenue	18,276	17,983	1.6
- Service revenue	15,109	14,861	1.7
- Other revenue	3,167	3,122
Adjusted EBITDAaL3,4	5,411	5,427	(0.3)
Restructuring costs	(58)	(102)
Interest on lease liabilities5	220	217
Loss on disposal of property, plant and equipment and intangible assets	(12)	(18)
Depreciation and amortisation of owned assets	(3,672)	(3,613)
Share of results of equity accounted associates and joint ventures	(40)	(51)
Impairment reversal	-	64
Other income/(expense)	533	(67)
Operating profit	2,382	1,857	28.3
Investment income	566	368
Financing costs	(843)	(1,395)
Profit before taxation	2,105	830
Income tax expense	(900)	(746)
Profit for the financial period - Continuing operations	1,205	84
Profit/(loss) for the financial period - Discontinued operations	16	(239)
Profit/(loss) for the financial period	1,221	(155)

Attributable to:
- Owners of the parent	1,064	(346)
- Non-controlling interests	157	191
Profit/(loss) for the financial period	1,221	(155)

Basic earnings/(loss) per share - Continuing operations	3.92c	(0.40)c
Basic earnings/(loss) per share - Total Group	3.98c	(1.28)c
Adjusted basic earnings per share3	4.84c	3.72c

Further information is available in a spreadsheet at investors.vodafone.com/results

Notes:
1.   The H1 FY25 results reflect average foreign exchange rates of €1:£0.85, €1:INR 90.94, €1:ZAR 19.87, €1:TRY 35.87 and €1:EGP 52.30.
2.   The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
3.   Adjusted EBITDAaL and Adjusted basic earnings per share are non-GAAP measures. See page 49 for more information.
4.   Includes depreciation on leased assets of €1,564 million (H1 FY24: €1,504 million).
5.   Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group's definition of that metric, for re-presentation in financing costs.

Cash flow, funding & dividend
  -
Cash from operating activities: Increased 1.8% to €5.6 billion reflecting lower working capital outflows compared to the comparative period, together with lower tax payments, offset by a lower inflow from discontinued operations.
  -
Adjusted free cash flow: An outflow of €950 million versus an outflow of €1.4 billion in the prior year period. This improvement reflects lower cash tax, lower working capital outflow as well as higher dividends received from associates and joint ventures. -
  -
Net debt: Decreased to €31.8 billion (€33.2 billion as at 31 March 2024), primarily driven by the proceeds from the sale of Vodafone Spain for €4.1 billion as well as the 10% stake in Oak Holdings for €1.3 billion, offset by a free cash outflow of €1.1 billion, equity dividends of €1.2 billion and the share buyback of €0.9 billion.
  -
Current liquidity: Cash and cash equivalents and short-term investments totalled €11.1 billion (€9.4 billion as at 31 March 2024). This includes €1.4 billion of net collateral which has been posted to Vodafone from counterparties as a result of positive mark-to-market movements on derivative instruments (€1.9 billion as at 31 March 2024).
  -
Shareholder returns: The interim dividend per share is 2.25 eurocents (FY24 H1: 4.5 eurocents). The ex-dividend date for the interim dividend is 21 November 2024 for ordinary shareholders, the record date is 22 November 2024 and the dividend is payable on 7 February 2025.

	H1 FY25	H1 FY24	Reported
Cash flow and funding	€m	€m	change %
Inflow from operating activities	5,644	5,544	1.8
Inflow/(outflow) from investing activities	2,467	(3,808)	164.8
Outflow from financing activities	(7,333)	(6,378)	(15.0)
Net cash inflow/(outflow)	778	(4,642)	116.8
Cash and cash equivalents at the beginning of the financial period	6,114	11,628
Exchange (loss)/gain on cash and cash equivalents	(21)	45
Cash and cash equivalents at the end of the financial period	6,871	7,031

Closing borrowings less cash and cash equivalents (excl. Vodafone Spain and Vodafone Italy)	(48,745)	(54,466)	10.5
Closing borrowings less cash and cash equivalents (incl. Vodafone Spain and Vodafone Italy)	(50,831)	(57,910)	12.2

		Re-presented1
	H1 FY25	H1 FY24	Reported
	€m	€m	change %
Adjusted free cash flow2,3	(950)	(1,380)	31.2
Licences and spectrum	(12)	(183)
Restructuring costs including working capital movements	(115)	(142)
Integration capital additions	(12)	(28)
Other adjustments	(7)	-
Free cash flow2	(1,096)	(1,733)	36.8

Closing net debt (excl. Vodafone Spain and Vodafone Italy)2	(31,775)	(36,126)	12.0
Closing net debt (incl. Vodafone Spain and Vodafone Italy)2	(31,747)	(36,240)	12.4

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Adjusted free cash flow, Free cash flow and Net debt are non-GAAP measures. See page 49 for more information.
3. There was an outflow of €99 million from discontinued operations in adjusted free cash flow for the six months ended 30 September 2024 (H1 FY24: €94 million outflow), in addition to the reported total from continuing operations.
Outlook & capital allocation

In May 2024, we set out guidance for FY25 for Group adjusted EBITDAaL and adjusted free cash flow, which we reiterate today.

As Vodafone Italy is recognised as a discontinued operation, its adjusted free cash flow has been excluded from our FY25 guidance. For further information please refer to appendix VII in the accompanying presentation available here: investors.vodafone.com/performance/annual-reporting.

FY25 guidance1,2
Adjusted EBITDAaL3,5	c.€11.0 billion
Adjusted free cash flow3,4,5	at least €2.4 billion

Notes:
1. The FY25 guidance reflect the following foreign exchange rates: €1: GBP 0.86; €1: ZAR 20.58; €1: TRY 34.98; €1: EGP 51.75. The guidance assumes no material change to the structure of the Group.
2. Vodafone Spain and Vodafone Italy are both reported as discontinued operations in accordance with IFRS. The financial results from discontinued operations are reported separately from our continuing operations, and therefore, they are excluded from FY25 guidance.
3. Adjusted EBITDAaL and Adjusted free cash flow are non-GAAP measures. See page 49 for more information.
4. Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, and M&A.
5. Excluding the impact of hyperinflationary accounting in Turkey.

Capital allocation

In March 2024, we conducted a broad capital allocation review, considering the Group's strategy within its reshaped footprint.

  -
Investment: Following an extensive review of our capital investment requirements, the current capital intensity will be broadly maintained at a market level, which will allow for appropriate investment in networks and growth opportunities. Capital additions in H1 FY25 include an extraordinary core network software licence of €300 million for the next 5 years (with no cash impact in FY25), as well as upfront network investment in Germany in relation to the 1&1 national roaming agreement.
  -
Leverage: A new leverage policy of 2.25x - 2.75x Net Debt to Adjusted EBITDAaL has been adopted and we target to operate within the bottom half of this range. The new leverage policy supports a solid investment grade credit rating and positions Vodafone to continue to invest for growth over the long-term.
  -
Shareholder returns (dividends): Following the right-sizing of the portfolio as a result of the sale of Vodafone Spain and Vodafone Italy, the Board determined to adopt a new rebased dividend from FY25 onwards. The Board is targeting a full year dividend of 4.5 eurocents per share for FY25, with an ambition to grow it over time, and has declared an interim dividend of 2.25 eurocents per share (H1 FY24: 4.50 eurocents). The new dividend was set at a sustainable level, which ensures appropriate cash flow cover and sufficient flexibility to invest in the business for growth.
  -
Shareholder returns (share buybacks): The Board also approved a capital return through share buybacks of up to €2.0 billion of the proceeds from the sale of Vodafone Spain. The Board anticipates the opportunity for further share buybacks of up to €2.0 billion following the completion of the sale of Vodafone Italy, which is expected to occur in early 2025.  So far in FY25, an initial tranche of €500 million of share buybacks was completed on 6 August 2024, resulting in the repurchase of 591 million shares. A second tranche of €500 million of shares buybacks commenced on 7 August 2024 and is expected to complete in November 2024. It is expected that the commencement of the third tranche of €500 million of share buybacks will be announced shortly thereafter.

Segment performance

Vodafone Spain and Vodafone Italy are reported as discontinued operations in accordance with International Financial Reporting Standards ('IFRS'). Accordingly, Vodafone Spain and Vodafone Italy are excluded from the results of continuing operations and are instead presented as a single amount as a profit/(loss) after tax from discontinued operations in the Group's Consolidated income statement. Discontinued operations are also excluded from the Group's segment reporting. The H1 FY24 comparatives in the tables below have been re-presented to reflect that Vodafone Spain and Vodafone Italy are discontinued operations and should be used as the basis of comparison to our H1 FY25 results. The disposal of Vodafone Spain completed on 31 May 2024.

Geographic performance summary
Segment results	Total revenue		Service revenue	Adjusted EBITDAaL1		Adjusted EBITDAaL margin1		Capital additions

	H1 FY25	H1 FY24	H1 FY25	H1 FY24	H1 FY25	H1 FY24	H1 FY25	H1 FY24	H1 FY25	H1 FY24
	€m	€m	€m	€m	€m	€m	%	%	€m	€m
Germany	6,122	6,405	5,500	5,722	2,290	2,527	37.4	39.5	1,035	1,171
UK	3,448	3,377	2,891	2,822	707	640	20.5	19.0	355	380
Other Europe2	2,804	2,679	2,410	2,366	784	766	28.0	28.6	341	361
Turkey	1,391	1,128	1,103	828	394	254	28.3	22.5	185	140
Africa	3,705	3,590	2,951	2,924	1,214	1,241	32.8	34.6	444	469
Common Functions3	906	929	322	282	22	(1)		627	356
Eliminations	(100)	(125)	(68)	(83)	-	-		-	-
Group4	18,276	17,983	15,109	14,861	5,411	5,427	29.6	30.2	2,987	2,877

Downloadable performance information is available at: investors.vodafone.com/results

Segment service revenue growth	FY24							FY25
	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
	%	%	%	%	%	%	%	%	%	%
Germany	(1.3)	1.0	(0.1)	0.3	0.6	0.5	0.2	(1.5)	(6.2)	(3.9)
UK	3.0	5.1	4.1	5.5	6.8	6.2	5.1	2.0	2.9	2.4
Other Europe2	(7.4)	(7.2)	(7.3)	(7.8)	0.3	(4.0)	(5.7)	1.6	2.1	1.9
Turkey	(8.5)	21.6	7.4	6.8	15.6	11.7	9.6	54.7	18.8	33.2
Africa	(14.3)	(14.8)	(14.6)	(7.5)	1.2	(3.4)	(9.2)	1.6	0.3	0.9
Group4	(4.7)	(1.9)	(3.3)	(1.5)	2.9	0.7	(1.3)	3.2	0.2	1.7

Segment organic service revenue growth1	FY24							FY25
	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
	%	%	%	%	%	%	%	%	%	%
Germany	(1.3)	1.1	(0.1)	0.3	0.6	0.5	0.2	(1.5)	(6.2)	(3.9)
UK	5.7	5.5	5.6	5.2	3.6	4.4	5.0	-	1.2	0.6
Other Europe2	4.1	3.8	3.9	3.6	5.5	4.6	4.2	2.3	2.6	2.5
Turkey	74.1	85.0	79.3	90.4	105.6	97.8	88.5	91.9	89.1	90.3
Africa	9.0	9.0	9.0	8.8	10.0	9.4	9.2	10.0	9.7	9.9
Group4	5.4	6.6	6.0	6.3	7.1	6.7	6.3	5.4	4.2	4.8

Group profitability			FY24				FY25
			Q1	Q2	H1	H2	Total	Q1	Q2	H1
Operating profit		€m	1,081	776	1,857	1,808	3,665	1,545	837	2,382
Adjusted EBITDAaL1		€m	2,626	2,801	5,427	5,592	11,019	2,681	2,730	5,411
Adjusted EBITDAaL margin1%			29.9	30.5	30.2	29.8	30.0	29.7	29.5	29.6
Organic Adjusted EBITDAaL growth1%				3.3	1.2	2.2	5.1	2.5	3.8

Notes:
1. Organic service revenue growth, Group Adjusted EBITDAaL and Group Adjusted EBITDAaL margin are non-GAAP measures. See page 49 for more information.
2. Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
3. Capital additions in H1 FY25 includes software arrangements managed centrally on behalf of the Group.
4. Prior period Group metrics for Total revenue, Service revenue, Service revenue growth, Organic Service revenue growth, Adjusted EBITDAaL, Adjusted EBITDAaL margin and Capital additions have been re-presented to reflect that Vodafone Spain and Vodafone Italy are reported as discontinued operations and are therefore excluded from these Group metrics.
Germany ⫶ MDUs impact financials, operational progress continues

36%	€6.1bn		(3.9%)
of Group service revenue	Total revenue		Organic service revenue growth

42%	€2.3bn		(9.3%)
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY25	H1 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	6,122	6,405	(4.4)
- Service revenue	5,500	5,722	(3.9)	(3.9)
- Other revenue	622	683
Adjusted EBITDAaL	2,290	2,527	(9.3)	(9.3)
Adjusted EBITDAaL margin	37.4%	39.5%

Note:
1. Organic growth is a non-GAAP measure. See page 49 for more information.

Growth
Total revenue decreased by 4.4% to €6.1 billion as a result of lower service and equipment revenue. As anticipated, service revenue declined by 3.9% (Q1: -1.5%, Q2: -6.2%), primarily due to a 2.6 percentage point impact (Q1: -1.2 percentage points; Q2: -3.8 percentage points) from the end to bulk TV contracting in Multi Dwelling Units ('MDU'), which came into full effect from July 2024, as well as a lower broadband customer base following price increases in the prior year. The decline in quarterly trends was primarily driven by the full impact of the TV law change and the lapping of broadband price increases in the prior year.

Fixed service revenue decreased by 5.9% (Q1: -2.0%, Q2: -9.7%) due to the cumulative impact of TV and broadband customer losses. The MDU transition had a -6.9 percentage point impact (Q1: -2.1 percentage points) on fixed service revenue growth in Q2. Excluding this impact, the quarterly slowdown was primarily driven by the introduction of price increases in the prior year. Mobile service revenue decreased by 1.3% (Q1: -0.8%, Q2: -1.8%) as lower mobile termination rates and higher non-recurring payments from third-party resellers in Q2 in the prior year, were only partially offset by a higher contract customer base. Vodafone Business service revenue declined by 1.7% (Q1: -1.7%, Q2: -1.7%) as price pressure in the mobile segment was only partially offset by good growth in digital services.

Adjusted EBITDAaL declined by 9.3%, primarily due to a 8.2 percentage point impact related to the MDU transition. Excluding this impact, the decline in adjusted EBITDAaL was driven by lower service revenue and incremental commercial investment in A&R, brand and Vodafone Business capabilities as we have chosen to prioritise investment in this market to drive our performance. This was partially offset by a 3.4 percentage point benefit from lower energy costs. The Adjusted EBITDAaL margin was 2.1 percentage points lower year-on-year at 37.4%.

Customers
In 2024, our market-leading broadband network quality position has continued to be recognised in independent network test results from Connect, CHIP, ComputerBild and nPerf. However, the impact of broadband price increases last year continued to affect our commercial performance in H1, with our broadband customer base declining by 88,000 (Q1: -55,000; Q2: -33,000), including the loss of 41,000 (Q1: -32,000; Q2: -9,000) customers on our gigabit-capable network. We experienced further improvement in broadband net additions in Q2, as the churn related to the prior year price increases is now behind us.  Our fibre-to-the-home ('FTTH') joint venture, OXG, continues to progress its network rollout with construction now having started in 21 cities. OXG has signed up more than 20 construction partners and will continue to add more to ramp up build capacity. In October, we became the largest fibre provider in Germany through our wholesale agreements with Deutsche Telekom & Deutsche Glasfaser as we can now market gigabit speeds to almost 5 million households beyond our cable footprint.

German TV laws relating to the practice of bulk TV contracting in MDUs changed in July 2024 and we have continued to migrate end users to new contracts at scale. By the end of September 2024, we had retained 4.0 million households, which is in line with our expectation that we would retain around 50% of the 8.5 million MDU TV households. We will continue to engage with the remaining households affected by the law change and drive penetration. Our total TV customer base declined by 2.9 million during the period, primarily due to the MDU transition.

Despite higher competitive intensity in the mobile market, our Consumer mobile contract customer base increased by 30,000 in the period, as our increased focus on higher value branded and direct sales channels was offset by the anticipated loss of low-margin customers through resellers' channels. In addition, we saw 35,000 disconnections from business accounts, partly driven by some large contract tenders in the prior year. We added a further 2.8 million IoT connections, driven by continued demand from the automotive sector.
UK ⫶ Consumer customer satisfaction supporting growth

19%	€3.4bn		0.6%
of Group service revenue	Total revenue		Organic service revenue growth

13%	€0.7bn		8.4%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY25	H1 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	3,448	3,377	2.1
- Service revenue	2,891	2,822	2.4	0.6
- Other revenue	557	555
Adjusted EBITDAaL	707	640	10.5	8.4
Adjusted EBITDAaL margin	20.5%	19.0%

Note:
1. Organic growth is a non-GAAP measure. See page 49 for more information.

Growth
Total revenue increased by 2.1% to €3.4 billion due to service revenue growth and the appreciation of GBP:EUR. Service revenue increased by 2.4% (Q1: 2.0%, Q2: 2.9%) due to foreign exchange movements and organic growth in service revenue which increased by 0.6% (Q1: 0.0%, Q2: 1.2%), as growth in Consumer was offset by a decline in Business.

Mobile service revenue grew by 0.6% (Q1: 0.6%, Q2: 0.6%), as the appreciation of GBP:EUR was offset by a decline in organic growth in mobile service revenue of 1.3% (Q1: -1.4%, Q2: -1.1%). The decline in organic growth was primarily driven by the significantly lower level of inflation-linked price rises compared to the prior year and the ongoing dilution of the back book from front book pricing in mobile, partially offset by Consumer customer base growth. Fixed service revenue grew by 7.9% (Q1: 6.1%, Q2: 9.6%) and organic growth in fixed service revenue was 6.0% (Q1 4.1%, Q2: 8.0%). Growth was supported by foreign exchange movements, continued growth in the customer base and ARPU growth in Consumer. Vodafone Business service revenue decreased by 0.5% (Q1: -1.1%, Q2: 0.2%) and organic growth in Vodafone Business service revenue declined by 2.4% (Q1: -3.0%, Q2: -1.7%) as the appreciation of GBP:EUR  and growth in fixed was offset by a decline in mobile, primarily driven by lower inflation-linked price increases and ARPU pressure. The higher growth in Q2 was supported by the phasing of project revenue.

Adjusted EBITDAaL increased by 10.5% in the period, and on an organic basis, adjusted EBITDAaL increased by 8.4%. The increase in EBITDAaL was primarily driven by service revenue growth, a 2.7 percentage point benefit from lower energy costs, and other cost efficiencies, as well as foreign exchange movements in the reported measure. The Adjusted EBITDAaL margin improved by 1.5 percentage points year-on-year on a reported and organic basis to 20.5%.

Customers
In mobile, our Consumer contract customer base increased by 65,000 in the period, supported by our customer experience improvements and Vodafone 'EVO' handset proposition, resulting in record low H1 churn. This was offset by large low-value contract disconnections in Business and a reclassification of part of the mobile customer base to IoT, with our total contract customer base declining by 35,000 in H1. In fixed, we continue to be one of the fastest growing broadband providers in the UK and our customer base increased by 94,000 in the period. We now cover 17.3 million households, and in July, we announced that we now offer faster speeds of up to 2.2Gbps in more locations than any other provider. On 12 September, we became one of the first providers to support the new 'One Touch Switching' service, making it even easier for customers to join us. In H1, we hit our highest ever Consumer NPS level and were recognised as Consumer NPS co-leader in the market, reflecting the significant improvements and investment we have made to our customer experience.

Portfolio
In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable and competitive third scaled network operator in the UK. Following the merger, which we expect to close in early 2025, Vodafone and CK Hutchison will own 51% and 49% of the combined business, respectively. This combination is expected to provide customers with greater choice and more value, drive greater competition, and enable increased investment with a clear £11 billion plan to create one of Europe's most advanced standalone 5G networks. As part of its investigation into the merger, the UK's Competition and Markets Authority ('CMA') published its provisional findings and notice of possible remedies in September 2024, followed up with a remedies working paper in November. The final decision is expected by 7 December 2024. We disagree with the CMA's provisional findings and have provided them with our response. We will continue to constructively engage with the CMA and remain confident that we can work with them to secure approval. Completion is expected in early 2025. Full details of the transaction can be found here: investors.vodafone.com/merger-of-vodafone-uk-and-three-uk
Other Europe1 ⫶ Continued Service revenue and EBITDAaL growth

16%	€2.8bn		2.5%
of Group service revenue	Total revenue		Organic service revenue growth

14%	€0.8bn		3.1%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY25	H1 FY24	Reported	Organic
	€m	€m	change %	change %2
Total revenue	2,804	2,679	4.7
- Service revenue	2,410	2,366	1.9	2.5
- Other revenue	394	313
Adjusted EBITDAaL	784	766	2.3	3.1
Adjusted EBITDAaL margin	28.0%	28.6%

Notes:
1. Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2. Organic growth is a non-GAAP measure. See page 49 for more information.

Growth
Total revenue grew by 4.7% to €2.8 billion as higher service and equipment revenue was partially offset by the depreciation of local currencies versus the euro. Service revenue increased by 1.9% (Q1: 1.6%, Q2: 2.1%) as adverse foreign exchange movements were offset by organic growth in service revenue of 2.5% (Q1: 2.3%, Q2: 2.6%), driven by a higher customer base in mobile and broadband, price actions in most markets, partly offset by lower mobile termination rates. Business project revenue accelerated during Q2.

In Portugal, both our Consumer and Business segments continued to perform well, also supported by inflation-linked contractual price increases implemented in February 2024. In Ireland, service revenue was impacted by lower mobile termination rates and lower Business fixed revenue, partially offset by a higher customer base in mobile and broadband base growth. Service revenue in Greece increased, particularly due to growth in the public sector.

Vodafone Business service revenue increased by 4.5% (Q1: 2.5%, Q2: 6.6%), as organic growth in Vodafone Business service revenue of 5.4% in H1 (Q1: 3.3%, Q2: 7.5%) was offset by adverse foreign exchange movements. Organic growth was mainly driven by digital services, as well as public sector project work in Portugal, Greece and Romania.

Adjusted EBITDAaL increased by 2.3% in the period and, on an organic basis, by 3.1%, supported by service revenue growth and ongoing cost control. The Adjusted EBITDAaL margin decreased by 0.6 percentage points year-on-year to 28.0%.

Customers
We added 231,000 mobile contract customers across our six markets, mainly driven by Portugal and Greece. In Portugal, we added 67,000 contract customers in mobile and 12,000 in fixed broadband. In Greece, the mobile contract base grew by 86,000, though fixed broadband customers declined by 10,000. In Ireland, our mobile contract customer base increased by 9,000 and the broadband customer base by 15,000. Through our fixed wholesale network access partnerships, including our fibre joint venture, SIRO, we now cover over 1.4 million households in Ireland with FTTH.

Turkey ⫶ Consistently strong real growth

7%	€1.4bn		90.3%
of Group service revenue	Total revenue		Organic service revenue growth

7%	€0.4bn		114.2%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY25	H1 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	1,391	1,128	23.3
- Service revenue	1,103	828	33.2	90.3
- Other revenue	288	300
Adjusted EBITDAaL	394	254	55.1	114.2
Adjusted EBITDAaL margin	28.3%	22.5%

Note:
1. Organic growth is a non-GAAP measure. See page 49 for more information.

Hyperinflationary accounting in Turkey
Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. See note 1 'Basis of preparation' in the condensed consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Turkey. See page 49 for more information.

Growth
Total revenue increased by 23.3% to €1.4 billion, with service revenue growth partly offset by depreciation of the local currency versus the euro in prior quarters.

Service revenue increased in euro terms by 33.2% (Q1: 54.7%, Q2: 18.8%) as organic growth in service revenue in Turkey of 90.3% (Q1: 91.9%, Q2: 89.1%), primarily driven by ongoing price actions and continued customer base growth, was only partially offset by adverse foreign exchange movements.

Vodafone Business service revenue increased in euro terms by 48.6% (Q1: 71.1%%, Q2: 32.8%) and organic growth in Vodafone Business service revenue was 111.2% (Q1: 112.6%, Q2: 109.9%) during the period, with growth primarily supported by Business demand for our digital services, as well as inflationary mobile price actions.

Adjusted EBITDAaL continued to grow in euro terms and increased by 55.1% during the period and on an organic basis, adjusted EBITDAaL in Turkey increased by 114.2%. Adjusted EBITDAaL growth was supported by service revenue growth, ongoing digitalisation and our continued focus on cost efficiency. The Adjusted EBITDAaL margin increased by 5.8 percentage points year-on-year (organic: 6.0 percentage points) to 28.3%.

Customers
We added 369,000 mobile contract customers during the first half of FY25, including migrations of prepaid customers.

Africa ⫶ Robust performance

20%	€3.7bn		9.9%
of Group service revenue	Total revenue		Organic service revenue growth

22%	€1.2bn		6.7%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	H1 FY25	H1 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	3,705	3,590	3.2
- Service revenue	2,951	2,924	0.9	9.9
- Other revenue	754	666
Adjusted EBITDAaL	1,214	1,241	(2.2)	6.7
Adjusted EBITDAaL margin	32.8%	34.6%

Note:
1. Organic growth is a non-GAAP measure. See page 49 for more information.

Growth
Total revenue increased by 3.2% to €3.7 billion as higher service and equipment revenue was offset by the depreciation of the Egyptian pound versus the euro. Service revenue increased by 0.9% (Q1: 1.6%, Q2: 0.3%) and organic growth in service revenue was 9.9% (Q1: 10.0%, Q2: 9.7%) with growth in South Africa, Egypt and all of Vodacom's international markets, apart from Mozambique.

In South Africa, service revenue growth was supported by the Consumer mobile contract segment, which benefited from price increases implemented in the first quarter, and good fixed line growth in Consumer and Business. Growth slowed in Q2 due to Consumer prepaid mobile, which faced a tough comparative. Financial services revenue grew by 11.7% to €86 million, supported by growth in our insurance services.

Service revenue in Egypt continued to grow above inflation during the period and the strong performance was supported by sustained customer base growth, price actions, demand for data and growth in our financial services product, 'Vodafone Cash'. Vodafone Cash revenue increased by 22.5% to €49 million and now represents 7.6% of Egypt's service revenue.

In Vodacom's international markets, service revenue growth was supported by a higher customer base and strong M-Pesa and data revenue growth. M-Pesa revenue grew by 6.4% to €200 million, and now represents 27.0% of service revenue.

Vodacom Business service revenue grew by 2.7% (Q1: 2.3%; Q2: 3.0%) and organic growth in Vodacom Business service revenue was 8.8% (Q1: 8.4%; Q2: 9.2%), with South Africa supported by strong demand for digital services and fixed connectivity.

Adjusted EBITDAaL declined by 2.2% because of the depreciation of local currencies versus the euro. On an organic basis, adjusted EBITDAaL increased by 6.7%, as service revenue growth and cost initiatives were partly offset by one-off costs in the DRC related to bad debt and inflation escalations.  The adjusted EBITDAaL margin decreased by 1.8 percentage points year-on-year (organic: -1.1 percentage points) to 32.8%.

Customers
In South Africa, we added 113,000 contract customers in the period, and now have a mobile contract base of 6.9 million. Across our active customer base, 78.1% of our mobile customers now use data services, an increase of 3.9 percentage points or 1.2 million year-on-year. Our 'VodaPay' super-app continued to gain traction with 8.4 million registered users.

In Egypt, we added 326,000 contract customers and 1.2 million prepaid mobile customers during the period, and we now have 49.9 million customers. 'Vodafone Cash' reached 9.6 million active users with 1.4 million users added during the period.

In Vodacom's international markets, we added 2 million mobile customers in H1 and our mobile customer base is now 56.1 million, with 68.4% of active customers using our data services. Our M-Pesa customer base now totals 23.8 million.

Further information on our operations in Africa can be accessed here: vodacom.com.

Discontinued operations

Italy	H1 FY25	H1 FY24	Reported	Organic
	€m	€m	change %	change %1
Total revenue	2,249	2,320	(3.1)
- Service revenue	2,041	2,098	(2.7)	(2.7)
- Other revenue	208	222

Note:
1. Organic growth is a non-GAAP measure. See page 49 for more information.

On 15 March 2024, we announced that we had entered into a binding agreement to sell Vodafone Italy to Swisscom AG for €8 billion upfront cash proceeds (subject to customary closing adjustments). Completion is expected to take place in early 2025. Full details of the transaction can be found here: investors.vodafone.com/sale-of-vodafone-italy.

Total revenue declined 3.1% to €2.2 billion due to lower service revenue and equipment revenue. Service revenue declined by 2.7% (Q1: -2.6%, Q2: -2.8%), as continued price pressure in the mobile value segment was only partly offset by Business demand for our fixed line connectivity and digital services.

Vodafone Investments

Associates and joint ventures	H1 FY25	H1 FY24
	€m	€m
Vantage Towers (Oak Holdings 1 GmbH)	(27)	(78)
VodafoneZiggo Group Holding B.V.	(59)	(78)
Safaricom Limited	79	89
Indus Towers Limited	55	62
Other1 (including TPG Telecom Limited)	(88)	(46)
Share of results of equity accounted associates and joint ventures	(40)	(51)

Note:
1. The Group's investment in Vodafone Idea Limited ('VIL') was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL's results since that date.
Vantage Towers - 44.7% ownership
In March 2023, we announced the completion of Oak Holdings GmbH, our co-control partnership for Vantage Towers with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. We received initial net proceeds of €4.9 billion in March 2023, followed by a further €500 million in July 2023 and €1.3 billion in August 2024, taking total net proceeds to €6.6 billion and the Consortium's ownership in Oak Holdings GmbH to 50%. Our effective stake in Vantage Towers is 44.7%. During the period, total revenue increased by 7.1% to €601 million, supported by 1,015 net new tenancies and 318 new macro sites. As a result, the tenancy ratio increased to 1.51x (31 March 2024: 1.50x). Vodafone's share of results in the period reflects the amortisation of intangible assets arising from the completion of the co-control partnership for Vantage Towers. During the period, Vantage Towers distributed €158 million in dividends to Vodafone.

VodafoneZiggo Joint Venture (Netherlands) - 50.0% ownership
The results of VodafoneZiggo are prepared under US GAAP, which is broadly consistent with Vodafone's IFRS basis of reporting. Total revenue increased 0.5% to €2.0 billion, as contractual price increases were partially offset by a decline in the fixed customer base. During the period, VodafoneZiggo's mobile contract customer base declined by 16,000 due to the loss of low ARPU local government contracts in the prior year, while the broadband customer base declined by 43,000 customers due to the competitive price environment. VodafoneZiggo's converged products & services deliver significant NPS and customer loyalty benefits, and 49% of broadband customers are now converged. VodafoneZiggo now offers gigabit speeds to 7.6 million homes, providing nationwide coverage. During the period, VodafoneZiggo successfully acquired 100 MHz spectrum license in the 3.5 GHz band. Vodafone's lower share of losses was driven by higher gains on derivative financial instruments and higher operating income which were partially offset by higher tax and interest expenses. During H1 FY25, Vodafone received €26 million in interest payments from the joint venture.

Safaricom Associate (Kenya) - 27.8% ownership
Safaricom service revenue grew by 23.3% to €1.3 billion, driven by organic growth of 14.1% and favourable foreign exchange movements of the Kenyan shilling versus the euro. Vodafone's lower share of results was due to the devaluation of the Ethiopian Birr. During the period, Vodafone received €73 million in dividends from Safaricom.

TPG Telecom Limited Joint Venture (Australia) - 25.1% ownership
TPG Telecom Limited ('TPG') is a fully integrated telecommunications operator in Australia and is listed on the Australian stock exchange. The Group owns an equivalent economic interest of 25.1%, via an 11% direct stake in TPG and a 14% indirect stake, held through a 50:50 joint venture with CK Hutchison. During the year, the Group received €12 million in dividends from its direct stake in TPG. The Group provides guarantees amounting to $1.0 billion and €0.6 billion (2023: US$1.75 billion) in relation to its 50% share in a multicurrency loan facility held by the joint venture. In October 2024, TPG announced the sale of its fixed network infrastructure assets and enterprise, government and wholesale fixed telecommunications services business for AU$5.25 billion. The transaction is subject to regulatory approval and other customary conditions precedent.

Indus Towers Limited Associate (India) - 3.0% ownership
In June 2024, we announced that we had sold 484.7 million shares in Indus, representing 18.0% of share capital. The INR 153.0 billion (€1.7 billion) in gross proceeds were used to substantially repay loans secured against our Investments in Indus Towers Limited and Vodafone Idea Limited. Following the transaction, the Group classifies its remaining 3.0% investment in Indus as an Other Investment.

Vodafone Idea Limited Joint Venture (India) - 22.6% ownership
After undertaking equity fund-raisings and allotments to vendors since March 2024, the Group's shareholding in Vodafone Idea Limited has reduced to 22.6%. For more information, see note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2024.
Net financing costs
		Re-presented1
	H1 FY25	H1 FY24	Reported
	€m	€m	change %
Investment income	566	368
Financing costs	(843)	(1,395)
Net financing costs	(277)	(1,027)	73.0
Adjustments for:
Mark-to-market (gains)/losses	(55)	141
Foreign exchange losses	14	90
Fair value gains on Other Investments through profit and loss	(242)	-
Adjusted net financing costs2	(560)	(796)	29.6

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Adjusted net financing costs is a non-GAAP measure. See page 49 for more information.

Net financing costs of €277 million (H1 FY24: €1,027 million) decreased by €750 million and include a gain of €238 million on certain bonds bought back prior to their maturity dates; a revaluation gain of €242 million from Other investments classified at fair value through profit and loss and mark-to-market gains on derivatives in the period.

Adjusted net financing costs of €560 million (H1 FY24: €796 million) decreased by €236 million, mainly as a result of the gain from the early redemption of the bonds bought back in the period. Excluding this one-off item, Adjusted net financing costs remained in line with the prior period.

Taxation
		Re-presented1
	H1 FY25	H1 FY24	Reported
	%	%	change pps
Effective tax rate	42.8%	89.9%	(47.1)
Adjusted effective tax rate2	18.0%	28.6%	(10.6)

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Adjusted effective tax rate is a non-GAAP measure. See page 49 for more information.

The Group's Effective tax rate ('ETR') for H1 FY25 was 42.8%.

This reflects one-off items including a €164 million tax charge arising on the €26 million net gain on the disposal of a 10% stake in Oak Holdings GmbH, the recognition of a financial liability at fair value of €238 million on Indus Towers (see note 11 'Fair value of financial instruments' in the condensed consolidated financial statements) without tax credit, and a net €41 million tax charge as an effect of hyper-inflation accounting adjustments in Turkey (H1 FY24: €121 million charge).

The Group's Adjusted ETR ('AETR') for H1 FY25 was 18.0% (H1 FY24: 28.6%).  This eliminates the above stated significant one-off items, a €714 million accounting gain on the sale of an 18% stake in Indus Towers Limited without tax gain and a €319 million deferred tax charge for utilisation of recognised tax losses in Luxembourg. It is lower than our expectations for the full year for which we expect a tax rate in the mid-twenties percent range.

The BEPS Pillar Two Minimum Tax legislation was enacted in July 2023 in the UK with effect from 2024. The Group has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules. The H1 FY25 tax charge includes a current tax charge of €5 million relating to Pillar 2 income taxes.

The ETR for H1 FY24 included €250 million relating to the use of prior year losses in Luxembourg, a €78 million tax charge arising on the completion of the Vantage Towers share disposal in H1 FY24, and a €121 million charge as an effect of hyper-inflation accounting adjustments in Turkey. These items, when excluded, resulted in an AETR for H1 FY24 of 28.6%.

Earnings per share
		Re-presented1	Reported
	H1 FY25	H1 FY24	change
	eurocents	eurocents	eurocents
Basic earnings/(loss) per share - Continuing operations	3.92c	(0.40)c	4.32c
Basic earnings/(loss) per share - Total Group	3.98c	(1.28)c	5.26c

Adjusted basic earnings per share2	4.84c	3.72c	1.12c

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Adjusted basic earnings per share is a non-GAAP measure. See page 49 for more information.

Basic earnings per share from continuing operations was 3.92 eurocents, compared to a basic loss per share of 0.40 eurocents for H1 FY24. The increase was primarily due to higher operating profit, combined with lower net financing costs.

Adjusted basic earnings per share was 4.84 eurocents, compared to 3.72 eurocents for H1 FY24. The increase was primarily due to lower adjusted net financing costs.

Cash flow & funding

Analysis of cash flow
	H1 FY25	H1 FY24	Reported
	€m	€m	change %
Inflow from operating activities	5,644	5,544	1.8
Inflow/(outflow) from investing activities	2,467	(3,808)	164.8
Outflow from financing activities	(7,333)	(6,378)	(15.0)
Net cash inflow/(outflow)	778	(4,642)	116.8
Cash and cash equivalents at the beginning of the financial period	6,114	11,628
Exchange (loss)/gain on cash and cash equivalents	(21)	45
Cash and cash equivalents at the end of the financial period	6,871	7,031

Cash inflow from operating activities increased to €5,644 million reflecting lower working capital outflows compared to the comparative period, together with lower tax payments, offset by a lower inflow from discontinued operations.

Inflow from investing activities increased by €6,275 million to €2,467 million, primarily in relation to proceeds received from the disposal of 10% of Oak Holdings 1 GmBH (€1,336 million) and the disposal of 18% of Indus Towers Limited (€1,684 million). Additionally, the Group disposed of Vodafone Spain to Zegona Communications plc ('Zegona') for total cash consideration of €4,069 million (subject to closing accounts adjustments), of which €3,669 million is included in this line. The remaining €400 million relates to the future use of the Vodafone brand and certain procurement services to be provided by the Group to Zegona and is included in Inflow from operating activities.

Outflows from financing activities increased to €7,333 million as higher net cash outflows in respect of borrowings, higher interest paid arising from the repayment of borrowings secured against Indian assets and higher outflows in relation to the purchase of treasury shares outweighed a smaller cash outflow in respect of discontinued operations.

Analysis of cash flow (continued)
		Re-presented1
	H1 FY25	H1 FY24	Reported
	€m	€m	change %
Adjusted EBITDAaL2	5,411	5,427	(0.3)
Capital additions3	(2,987)	(2,877)
Working capital4	(2,636)	(2,807)
Disposal of property, plant and equipment and intangible assets	7	6
Integration capital additions	(12)	(28)
Restructuring costs including working capital movements5	(115)	(142)
Licences and spectrum	(12)	(183)
Interest received and paid6,7	(493)	(552)
Taxation	(393)	(472)
Dividends received from associates and joint ventures	243	75
Dividends paid to non-controlling shareholders in subsidiaries	(157)	(167)
Other	48	(13)
Free cash flow2	(1,096)	(1,733)	36.8
Acquisitions and disposals	6,564	266
Equity dividends paid	(1,201)	(1,210)
Share buybacks	(879)	-
Foreign exchange (loss)/gain	(177)	14
Other movements in net debt7,8	(1,744)	(213)
Net debt decrease/(increase)2	1,467	(2,876)
Opening net debt2	(33,242)	(33,250)
Closing net debt2	(31,775)	(36,126)	12.0
Net debt of Vodafone Spain and Vodafone Italy2	28	(114)
Closing net debt incl. Vodafone Spain and Vodafone Italy2	(31,747)	(36,240)	12.4

Free cash flow2	(1,096)	(1,733)
Adjustments:
- Licences and spectrum	12	183
- Restructuring costs including working capital movements5	115	142
- Integration capital additions	12	28
- Other adjustments	7	-
Adjusted free cash flow2	(950)	(1,380)

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 49 for more information.
3. See page 62 for an analysis of tangible and intangible additions in the year.
4. Includes the impact of €143 million of Trade payables for which the Group has extended payment terms from 30 to 90 days through the use of reverse factoring at 30 September 2024 (31 March 2024: €nil).
5. Includes working capital in respect of integration capital additions.
6. Interest received and paid excludes €208 million outflow (H1 FY24: €188 million) in relation to the cash portion of interest on lease liabilities included within Adjusted EBITDAaL.
7. During the period and following the disposal of an 18% interest in Indus Towers on 19 June 2024, the Group has repaid €1,699 million of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea. €537 million of this repayment comprises accrued interest, which is included in Other movements in net debt together with the principal repayment of €1,162 million. €94 million (31 March 2024: €1,720 million) remains outstanding on the facility at 30 September 2024.
8. Other movements in net debt for H1 FY25 includes a net outflow from discontinued operations of €224 million (H1 FY24: €242 million outflow), together with the partial repayment of borrowings secured against Indian assets of €1,699 million (H1 FY24: €nil).

Acquisitions and disposals includes the disposal of 10% of Oak Holdings 1 GmBH (€1,336 million) and the disposal of 18% of Indus Towers Limited (€1,684 million). Additionally, the Group disposed of Vodafone Spain to Zegona Communications plc ("Zegona") for total cash consideration of €4,069 million (subject to closing accounts adjustments), of which €3,669 million is included in this line. The remaining €400 million relates to the future use of the Vodafone brand and certain procurement services to be provided by the Group to Zegona.

Adjusted free cash flow was an outflow of €950 million in the period, representing an improvement of €430 million compared to the comparative period. This reflects higher dividends from associates and joint ventures and lower taxation.
Borrowings and cash position
		Re-presented1
	H1 FY25	Year-end FY24	Reported
	€m	€m	change %
Non-current borrowings	(47,232)	(49,259)
Current borrowings	(8,521)	(7,728)
Borrowings	(55,753)	(56,987)
Cash and cash equivalents	7,008	6,183
Borrowings less cash and cash equivalents	(48,745)	(50,804)	4.1

Note:
1. On 1 April 2024, the Group adopted amendments to IAS 1 'Presentation of Financial Statements' which has impacted the classification of certain bonds between Current borrowings and Non-current borrowings. See note 1 'Basis of preparation' for more information.

Borrowings principally includes bonds of €39,522 million (31 March 2024: €40,743 million), lease liabilities of €10,790 million (31 March 2024: €9,672 million), cash collateral liabilities of €2,179 million (31 March 2024: €2,628 million) and €94 million (31 March 2024: €1,720 million) of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea.

The decrease in borrowings of €1,234 million was primarily driven by the repayment of the bank borrowings secured against Indus and VIL assets of €1,699 million, repayment of bonds of €3,812 million, a net reduction in collateral liabilities of €449 million and favourable foreign exchange movements of €480 million, partially offset by the issue of new bonds of €3,352 million, an increase in lease liabilities of €1,118 million and an increase in other borrowings of €986 million.

Funding position
	H1 FY25	Year-end FY24	Reported
	€m	€m	change %
Bonds	(39,522)	(40,743)
Bank loans	(725)	(767)
Other borrowings including spectrum	(2,443)	(1,457)
Gross debt1	(42,690)	(42,967)	0.6
Cash and cash equivalents	7,008	6,183
Short-term investments2	4,101	3,225
Derivative financial instruments3	1,196	2,204
Net collateral liabilities4	(1,390)	(1,887)
Net debt1	(31,775)	(33,242)	4.4

Notes:
1. Gross debt and Net debt are non-GAAP measures. See page 49 for more information.
2. Short-term investments includes €1,997 million (31 March 2024: €1,201 million) of highly liquid government and government-backed securities and managed investment funds of €2,104 million (31 March 2024: €2,024 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
3. Derivative financial instruments excludes derivative movements in cash flow hedging reserves of €735 million gain (31 March 2024: €498 million gain).
4. Collateral arrangements on derivative financial instruments result in cash being held as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt decreased by €1,467 million to €31,775 million. This was driven by cash proceeds from acquisitions and disposals (€6,564 million), partially offset by a free cash outflow of €1,096 million, equity dividends of €1,201 million, share buybacks of €879 million and €1,699 million in relation to the partial repayment of borrowings secured against Indian assets.

Other funding considerations include:
	H1 FY25	Year-end FY24
	€m	€m
Lease liabilities	(10,790)	(9,672)
Pension fund liabilities	(174)	(181)
Guarantees over loan issued by Australia joint venture	(1,450)	(1,479)
Equity characteristic of 50% attributed by credit rating agencies to 'Hybrid bonds' included in net debt, EUR swapped value of €8,993 million (€8,993 million as at 31 March 2024)1	4,497	4,497

Note:
1. The balance at 30 September 2024 includes equity characteristic for Hybrid bonds of €415 million (EUR swapped value of €830 million) that were repaid on 3 October 2024.

The Group's gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €968 million higher value (€1,229 million higher as at 31 March 2024) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than the euro, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it were included, the euro equivalent value of the bonds would decrease by €788 million (€1,559 million as at 31 March 2024).

Return on capital employed

Return on capital employed ('ROCE') reflects how efficiently we are generating profit with the capital we deploy.  We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE including associates and joint ventures.

ROCE calculated using GAAP measures for the 12 months ended 30 September 2024 was 3.9% (H1 FY24: 11.7%), impacted by lower operating profit.

The table below presents adjusted ROCE metrics. Pre-Tax ROCE (controlled) was 7.2%, 0.8pp ahead of the equivalent metric presented in H1 FY24 of 6.4%. The re-presentation to reflect the results of Vodafone Spain and Vodafone Italy as discontinued operations has the effect of improving ROCE in the prior period by 1.4pp to 7.8%.

		Re-presented1
	H1 FY252	H1 FY242	Reported
	%	%	Change pps
Pre-tax ROCE (controlled)2	7.2%	7.8%	(0.6)
Post-tax ROCE (controlled and associates/joint ventures)2	4.6%	5.0%	(0.4)

Notes:
1. The results for the 12 months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. The half-year ROCE calculation is based on returns for the 12 months ended 30 September. ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 49 for more information.

Funding facilities
As at 30 September 2024, the Group had undrawn revolving credit facilities of €7.6 billion comprising euro and US dollar revolving credit facilities of €4.1 billion and US$4.0 billion (€3.5 billion) which mature in 2029 and 2028 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion (€13.4 billion) and €10 billion respectively.

Post employment benefits
As at 30 September 2024, the Group's net surplus of scheme assets over scheme liabilities was €193 million (€76 million net surplus as at 31 March 2024).

Dividends
Dividends will continue to be declared in euros, aligning the Group's shareholder returns with the primary currency in which we generate free cash flow, and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days during the week prior to the payment of the dividend.

The Board has announced an interim dividend per share of 2.25 eurocents (H1 FY24: 4.50 eurocents).

The ex-dividend date for the interim dividend is 21 November 2024 for ordinary shareholders and 22 November 2024 for ADR holders, the record date is 22 November 2024 and the dividend is payable on 7 February 2025.

Shareholders may elect to receive their dividend in either eurocents or GBP and the last day for election will be 17 January 2025. Alternatively, shareholders may participate in the dividend reinvestment plan and elections must be made by 17 January 2025. More information can be found at vodafone.com/dividends

Other significant developments

Executive Committee changes
On 15 April 2024, the Group announced that Marika Auramo had been appointed CEO of Vodafone Business with effect from 1 July 2024 and became a member of the Executive Committee from the same date.

On 18 July 2024, the Group announced that Aldo Bisio will step down as CEO Vodafone Italy and a Group Executive Committee member on 15 November 2024. Aldo Bisio will remain a non-executive member of the Board of Directors of Vodafone Italy to oversee the regulatory approval process of the sale of Vodafone Italy to Swisscom.

Other leadership changes
Sabrina Casalta, currently CFO Vodafone Italy, will be appointed interim CEO Vodafone Italy from 15 November 2024 through to the completion of the sale of Vodafone Italy.

Portfolio update
Vodafone Spain

On 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. ('Vodafone Spain') to Zegona Communications plc for €4.1 billion in cash (subject to closing accounts adjustments) and €0.9 billion in the form of redeemable preference shares.

Indus Towers
On 19 June 2024, the Group announced the sale of an 18% stake in Indus Towers Limited ('Indus') through an accelerated book-building offering ('placing'). The placing raised INR 153.0 billion (€1.7 billion) in gross proceeds. Following the placing, the Group holds a 3.1% shareholding in Indus.

Vantage Towers
On 22 July 2024, the Group announced the sale of a further 10% stake in Oak Holdings GmbH, the partnership that co-controls Vantage Towers, for €1.3 billion. Oak Holdings GmbH owns 89.3% of Vantage Towers and Vodafone's effective ownership is now 44.7% following this transaction. Vodafone received €1.3 billion from the sale of this equity stake.
Risk factors

Principal risks

The key factors and uncertainties that could have a significant effect on the Group's financial performance, include the following:

Adverse changes in macroeconomic conditions
Adverse changes to economic conditions could result in reduced customer spending, higher interest rates, adverse inflation, or adverse foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or an increase in costs

Adverse market conditions
Increasing competition could lead to price wars, reduced margins, loss of market share and/or damage to market value.

Adverse political and policy environment
Adverse political and policy measures impacting our strategy could result in increased costs, create a competitive disadvantage, or have a negative impact on our return on capital employed.

Company transformation
Failure to effectively and successfully transform Vodafone to adapt to future challenges and demands could result in outdated business models, increased operational complexity, and hinder growth.

Cyber threat
An external cyber attack, insider threat or supplier breach could cause service interruption or data breach.

Data management and privacy
Data breaches, misuse of data, data manipulation, inappropriate data sharing, poor data quality or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet customer expectations.

Disintermediation
Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

Portfolio transformation and governance of investments
Failure to manage appropriate joint ventures ('JVs'), and other investments or challenges to the timely completions of inflight portfolio actions may result in a loss of growth potential and shareholder value.

Supply chain disruption
Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in product and service, unavailability and delays, increased cost, reduced choice, and lower network quality.

Technology resilience and future readiness
Network, system or platform outages or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue.

Watchlist risks

Our watchlist risk process enables us to monitor material risks to the Group which fall outside principal risks. These include, but are not limited to:

Environmental, Social and Governance ('ESG')
Failure to prioritise ESG considerations may result in reputational damage. Negative publicity related to environmental harm, social issues, or governance failures can lead to loss of trust amongst customers, investors and the broader public.

Infrastructure competitiveness
We continue to provide the appropriate broadband technology in our fixed and mobile networks. Our technology strategy incorporates our fixed and mobile network evolution steps to enhance our coverage and network performance.

Legal compliance
Non-compliance with laws and regulations including anti-bribery, competition law, anti-money laundering, trade controls and sanctions, potentially leading to fines and reputational risk.

Product innovation
Failure to create and deliver new products and service categories that diversify revenue growth, unlock new consumer engagement and mitigate disruption from digital natives.

Tax
Tax risk covers our management of tax across the markets in which we operate and how we respond to changes in tax law, which may have an impact on the Group.

Emerging risks

We face a number of uncertainties where an emerging risk may potentially impact us. In general, we encounter three types of emerging risks. The first type is a new risk in a known context, where it emerges from the external environment and can impact the organisation's activities. An example of this is the potential impact of conflict in the Middle East. The second type is a known risk in a new context, such as the need for new skills and talent to support future services. The third type is a new risk in a new context, such as the impact of the commercial space age.

We continue to identify new emerging risk trends, using inputs from analysis of the external environment and internal sources. We evaluate our risks across different time periods, allowing us to provide the appropriate level of focus on these emerging risks. We categorise our emerging risk into five different categories: technological, political/regulatory, economic, societal and business environment, so that the relevant expertise across the business can assess the potential impacts and time horizon of these risks.

In some cases, there may be insufficient information to fully analyse and understand the likelihood, impact or velocity of the risk. As a result, we may not be able to develop a complete mitigation plan until we have a better understanding of the threat.

Our emerging risks, within predefined risk categories, are provided to the ExCo and the Audit and Risk Committee for further scrutiny.
Responsibility statement

We confirm that to the best of our knowledge:

-
The unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as issued by the International Accounting Standards Board and as contained in UK-adopted international accounting standards; and
-
The interim management report includes a fair review of the information required by Disclosure Guidance and Transparency Rules sourcebook 4.2.7 and Disclosure Guidance and Transparency Rules sourcebook 4.2.8.

Neither the Company nor the directors accept any liability to any person in relation to the half-year financial report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

The names and functions of the Vodafone Group Plc Board of Directors can be found at:

www.vodafone.com/board

By Order of the Board
Maaike de Bie
Group General Counsel and Company Secretary

12 November 2024
Unaudited condensed consolidated financial statements

Consolidated income statement
		Six months ended 30 September
			Re-presented1
		2024	2023
	Note	€m	€m
Revenue	2	18,276	17,983
Cost of sales		(12,123)	(12,016)
Gross profit		6,153	5,967
Selling and distribution expenses		(1,355)	(1,286)
Administrative expenses		(2,700)	(2,546)
Net credit losses on financial assets		(209)	(224)
Share of results of equity accounted associates and joint ventures		(40)	(51)
Impairment reversal		-	64
Other income/(expense)		533	(67)
Operating profit	2	2,382	1,857
Investment income		566	368
Financing costs		(843)	(1,395)
Profit before taxation		2,105	830
Income tax expense	4	(900)	(746)
Profit for the financial period - Continuing operations		1,205	84
Profit/(loss) for the financial period - Discontinued operations		16	(239)
Profit/(loss) for the financial period		1,221	(155)

Attributable to:
- Owners of the parent		1,064	(346)
- Non-controlling interests		157	191
Profit/(loss) for the financial period		1,221	(155)

Earnings per share
Continuing operations:
- Basic	6	3.92c	(0.40)c
- Diluted	6	3.91c	(0.40)c
Total Group:
- Basic	6	3.98c	(1.28)c
- Diluted	6	3.97c	(1.28)c

Note:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' for more information.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of comprehensive income/(expense)
	Six months ended 30 September
		Re-presented1
	2024	2023
	€m	€m
Profit/(loss) for the financial period	1,221	(155)
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent years:
Foreign exchange translation differences, net of tax	228	(95)
Foreign exchange translation differences transferred to the income statement	115	23
Other, net of tax2	134	(1,150)
Total items that may be reclassified to the income statement in subsequent periods	477	(1,222)
Items that will not be reclassified to the income statement in subsequent years:
Fair value gains on equity instruments classified as Other investments, net of tax	166	-
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	75	(58)
Total items that will not be reclassified to the income statement in subsequent periods	241	(58)
Other comprehensive income/(expense)	718	(1,280)
Total comprehensive income/(expense) for the financial period	1,939	(1,435)

Attributable to:
- Owners of the parent	1,869	(1,626)
- Non-controlling interests	70	191
	1,939	(1,435)

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' for more information.
2. Principally includes the impact of the Group's cash flow hedges recognised in other comprehensive income during the period.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of financial position
			Re-presented1
		30 September	31 March
		2024	2024
	Note	€m	€m
Non-current assets
Goodwill		25,073	24,956
Other intangible assets		13,400	13,896
Property, plant and equipment		29,680	28,499
Investments in associates and joint ventures	8	7,090	10,032
Other investments		2,489	1,006
Deferred tax assets		19,716	20,177
Post employment benefits		367	257
Trade and other receivables		6,186	5,967
		104,001	104,790
Current assets
Inventory		691	568
Taxation recoverable		197	76
Trade and other receivables		9,913	8,594
Other investments		6,062	5,092
Cash and cash equivalents		7,008	6,183
		23,871	20,513
Assets held for sale		11,687	19,047
Total assets		139,559	144,350

Equity
Called up share capital		4,678	4,797
Additional paid-in capital		149,423	149,253
Treasury shares		(7,770)	(7,645)
Accumulated losses		(115,695)	(114,641)
Accumulated other comprehensive income		29,007	28,202
Total attributable to owners of the parent		59,643	59,966
Non-controlling interests		943	1,032
Total equity		60,586	60,998

Non-current liabilities
Borrowings		47,232	49,259
Share of net liabilities in joint ventures and associates	8	49	-
Deferred tax liabilities		650	699
Post employment benefits		174	181
Provisions		1,699	1,615
Trade and other payables		3,126	2,328
		52,930	54,082
Current liabilities
Borrowings		8,521	7,728
Taxation liabilities		669	393
Provisions		752	833
Trade and other payables		12,205	13,398
		22,147	22,352
Liabilities held for sale		3,896	6,918
Total equity and liabilities		139,559	144,350

Note:
1. On 1 April 2024, the Group adopted amendments to IAS 1 'Presentation of Financial Statements' which has impacted the classification of certain bonds between Current borrowings and Non-current borrowings. See note 1 'Basis of preparation' for more information.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital1	Treasury shares	Accumulated comprehensive losses2	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2023	4,797	149,145	(7,719)	(82,824)	63,399	1,084	64,483
Issue or reissue of shares	-	1	72	(72)	1	-	1
Share-based payments	-	65	-	-	65	4	69
Transactions with non-controlling interests in subsidiaries	-	-	-	(8)	(8)	(3)	(11)
Share of equity-accounted entitiesʼ changes in equity	-	-	-	(164)	(164)	-	(164)
Comprehensive (expense)/income	-	-	-	(1,626)	(1,626)	191	(1,435)
Dividends	-	-	-	(1,215)	(1,215)	(166)	(1,381)
30 September 2023	4,797	149,211	(7,647)	(85,909)	60,452	1,110	61,562

1 April 2024	4,797	149,253	(7,645)	(86,439)	59,966	1,032	60,998
Issue or reissue of shares	1	-	76	(75)	2	-	2
Share-based payments	-	50	-	-	50	3	53
Transactions with non-controlling interests in subsidiaries	-	-	-	(32)	(32)	(7)	(39)
Comprehensive income	-	-	-	1,869	1,869	70	1,939
Dividends	-	-	-	(1,212)	(1,212)	(155)	(1,367)
Purchase of treasury shares	-	-	(1,000)	-	(1,000)	-	(1,000)
Cancellation of shares	(120)	120	799	(799)	-	-	-
30 September 2024	4,678	149,423	(7,770)	(86,688)	59,643	943	60,586

Notes:
1. Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2. Includes accumulated losses and accumulated other comprehensive income.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of cash flows
		Six months ended 30 September
			Re-presented1
		2024	2023
	Note	€m	€m
Inflow from operating activities	9	5,644	5,544

Cash flows from investing activities
Purchase of interests in associates and joint ventures		(45)	(52)
Purchase of intangible assets		(1,023)	(1,278)
Purchase of property, plant and equipment		(2,182)	(2,352)
Purchase of investments		(1,167)	(1,703)
Disposal of interests in subsidiaries, net of cash disposed		3,578	(67)
Disposal of interests in associates and joint ventures		3,020	500
Disposal of property, plant and equipment and intangible assets		7	7
Disposal of investments		363	1,556
Dividends received from associates and joint ventures		243	75
Interest received		285	295
Cash outflows from discontinued operations		(612)	(789)
Inflow/(outflow) from investing activities		2,467	(3,808)

Cash flows from financing activities
Proceeds from issue of long-term borrowings		3,919	1,430
Repayment of borrowings		(6,923)	(4,843)
Net movement in short-term borrowings		(249)	41
Net movement in derivatives		316	138
Interest paid		(1,523)	(1,034)
Purchase of treasury shares		(879)	-
Issue of ordinary share capital and reissue of treasury shares		-	1
Equity dividends paid		(1,201)	(1,210)
Dividends paid to non-controlling shareholders in subsidiaries		(157)	(167)
Other transactions with non-controlling shareholders in subsidiaries		(23)	(17)
Cash outflows from discontinued operations		(613)	(717)
Outflow from financing activities		(7,333)	(6,378)

Net cash inflow/(outflow)		778	(4,642)
Cash and cash equivalents at the beginning of the financial period2		6,114	11,628
Exchange (loss)/gain on cash and cash equivalents		(21)	45
Cash and cash equivalents at the end of the financial period2		6,871	7,031

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' for more information.
2. Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €7,008 million (€7,148 million as at 30 September 2023), together with overdrafts of €165 million (€117 million as at 30 September 2023) and €28 million (€nil as at 30 September 2023) of cash and cash equivalents included within Assets held for sale.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1    Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2024:

●
are prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as adopted by the United Kingdom;
●
are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group's Annual Report for the year ended 31 March 2024;
●
with the exception of IAS 1 'Presentation of Financial Statements' (see below) apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group's consolidated financial statements for the year ended 31 March 2024, which were prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the IASB and with the requirements of the UK Companies Act 2006. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34.
●
include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;
●
do not constitute statutory accounts with the meaning of section 434(3) of the UK Companies Act 2006; and
●
were approved by the Board of Directors on 12 November 2024.

The information relating to the year ended 31 March 2024 is extracted from the Group's published Annual Report for that year, which has been delivered to the Registrar of Companies, and on which the auditor's report was unqualified and did not contain any emphasis of matter of statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The preparation of the unaudited condensed consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revisions affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

The Group has a robust liquidity position as at 30 September 2024 with €6.9 billion of cash and cash equivalents and €4.1 billion of liquid short-term investments available, together with undrawn revolving credit facilities of €7.6 billion, which cover all the Group's reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for the period up to and including December 2025 and that it is appropriate to continue to adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1    Basis of preparation (continued)

Critical accounting judgements and estimates

The Group's critical accounting judgements and estimates are disclosed in the Group's Annual Report for the year ended 31 March 2024.

Judgements relating to potential indicators of impairment

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets as at 31 March.

At interim reporting periods the Group performs a review to identify any indicator of impairment that may indicate that the carrying amount of any of the Group's cash generating units ('CGUs') may not be recoverable. As part of this assessment as at 30 September 2024, the Group reviewed the key assumptions underlying the value in use valuations used in the annual impairment test at 31 March 2024. This included the year-to-date and expected future performance of the Group's CGUs, as well as considering the valuation implications of changes in other factors such as discount rates and the assessment of long term growth rates. As a result of operating trends in the half year, a value in use assessment was performed for Vodafone Germany as at 30 September 2024. See note 3 'Impairment review'.

The Group's review of the potential impact of indicators of impairment did not indicate that the carrying amount of any of the Group's CGUs, including Vodafone Germany, was not recoverable as at 30 September 2024.

Hyperinflationary economies

The Turkish and Ethiopian economies were designated as hyperinflationary from 30 June 2022 and 31 December 2022, respectively. The Group has applied IAS 29 'Financial Reporting in Hyperinflationary Economies' to its Turkish and Ethiopian operations whose functional currencies are Turkish lira and Ethiopian birr from 1 April 2022.

In applying IAS 29, the Turkish lira and Ethiopian birr results and non-monetary asset and liability balances for relevant financial periods have been revalued to their present value equivalent local currency amounts at the reporting date, based on the consumer price indexes issued by the Turkish Statistical Institute and the Central Statistics Agency of Ethiopia, respectively. Comparative periods are not restated per IAS 21 'The Effects of Changes in Foreign Exchange rates'. The respective indices have risen by 18.07% and 6.10% (2023: 30.08% and 12.09%) during the six months ended 30 September 2024. The revalued balances are translated to euros at the reporting date exchange rate of €1 : 38.15 TRL and €1 : 132.80 ETB (2023: €1 : 29.03 TRL and €1 : 58.73 ETB), respectively, applying IAS 21.

For the Group's operations in Turkey:

●
The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the Consolidated income statement within Other income.

●
The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the Consolidated statement of cash flows.

●
The Group has presented the equity revaluation effects and the impact of currency movements within other comprehensive income as such amounts are judged to meet the definition of 'exchange differences'.

For Safaricom's operations in Ethiopia, the impacts are reflected as an increase to Investments in associates and joint ventures in the Consolidated statement of financial position and an increase to Share of results of equity accounted associates and joint ventures recognised in the Consolidated income statement.

Notes to the unaudited condensed consolidated financial statements

1    Basis of preparation (continued)

The main impacts of the aforementioned adjustments for the Group's Turkish and Ethiopian operations on the Consolidated financial statements are shown below.
	Increase/(decrease)
	2024	2023
Impact on the consolidated income statement for the six months ended 30 September	€m	€m
Revenue	5	35
Operating profit1	(154)	(5)
Profit for the financial period1	(225)	(140)

	Increase/(decrease)
	30 September	31 March
	2024	2024
Impact on the consolidated statement of financial position	€m	€m
Net assets	907	981
Equity attributable to owners of the parent	872	913
Non-controlling interests	35	68

Note:
1. Includes €31 million gain on the net monetary assets/liabilities (Six months ended 30 September 2023: €360 million gain).

In addition, it is likely that Egypt will meet the requirements to be designated as a hyperinflationary economy under IAS 29 in the coming months. If the Egyptian economy is designated as hyperinflationary, the Group's financial reporting relating to its operations in Egypt will be reported in accordance with IAS 29 applying the Group's policy detailed above.

New accounting pronouncements adopted

On 1 April 2024, the Group adopted certain new accounting policies where necessary to comply with amendments with IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group, except as described below. Further details are provided in the Group's Annual Report for the year ended 31 March 2024.

Amendments to IAS 1 'Presentation of Financial Statements'

The Group previously classified balances relating to certain bonds as current liabilities if it was the Group's intention to exercise options to redeem them within 12 months of the reporting date. Following the adoption of the IAS 1 amendments on 1 April 2024, bonds that are repayable in more than 12 months are classified as Non-current liabilities regardless of any intention to redeem the bonds early.

The impact of adopting the amendments on the consolidated statement of financial position at 31 March 2024 is that €931 million of bonds previously presented within Current borrowings have been re-presented as bonds within Non-current borrowings; there is no impact at 30 September 2024.

Notes to the unaudited condensed consolidated financial statements

2    Segmental analysis

Operating segments

The Group's operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Group Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products.

In October 2023, the Group announced the disposal of Vodafone Spain which completed on 31 May 2024. In March 2024, the Group announced the planned disposal of Vodafone Italy. Consequently, Vodafone Spain and Vodafone Italy were classified as discontinued operations and they were no longer reporting segments of the Group.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm's-length prices.

The operating segments for Germany, UK and Africa are individually material for the Group and are each reporting segments for which certain financial information is provided. The aggregation of smaller operating segments into the Other Europe and Turkey reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe segment (comprising Albania, Czech Republic, Greece, Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, whilst the Turkey segment sits outside the European Union and has different economic and regulatory environment characteristics. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

Revenue disaggregation

Revenue reported for the period includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The tables below and overleaf disaggregate the Group's revenue by reporting segment.

The table below presents the results for the six months ended 30 September 2024.
	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue1	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2024
Germany	5,500	443	5,943	171	8	6,122	2,290
UK	2,891	517	3,408	14	26	3,448	707
Other Europe	2,410	322	2,732	61	11	2,804	784
Turkey	1,103	285	1,388	3	-	1,391	394
Africa	2,951	509	3,460	228	17	3,705	1,214
Common Functions2	322	21	343	562	1	906	22
Eliminations	(68)	-	(68)	(32)	-	(100)	-
Group	15,109	2,097	17,206	1,007	63	18,276	5,411

Notes:
1. Other revenue includes lease revenue recognised under IFRS 16 'Leases'.
2. Comprises central teams and business functions.

Notes to the unaudited condensed consolidated financial statements

2    Segmental analysis (continued)

The table below presents the comparative information for the six months ended 30 September 2023.
	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue1	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2023 Re-presented2
Germany	5,722	503	6,225	173	7	6,405	2,527
UK	2,822	526	3,348	17	12	3,377	640
Other Europe	2,366	285	2,651	21	7	2,679	766
Turkey	828	297	1,125	3	-	1,128	254
Africa	2,924	473	3,397	178	15	3,590	1,241
Common Functions3	282	24	306	624	(1)	929	(1)
Eliminations	(83)	-	(83)	(42)	-	(125)	-
Group	14,861	2,108	16,969	974	40	17,983	5,427

Notes:
1. Other revenue includes lease revenue recognised under IFRS 16 'Leases'.
2. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations and are therefore excluded. See note 5 'Discontinued operations and assets held for sale' for more information.
3. Comprises central teams and business functions.

A reconciliation of Adjusted EBITDAaL, the Group's measure of segment profit, to the Group's profit before taxation for the financial period is shown below.

	Six months ended 30 September
		Re-presented1
	2024	2023
	€m	€m
Adjusted EBITDAaL	5,411	5,427
Restructuring costs	(58)	(102)
Interest on lease liabilities	220	217
Loss on disposal of property, plant and equipment and intangible assets	(12)	(18)
Depreciation and amortisation on owned assets	(3,672)	(3,613)
Share of results of equity accounted associates and joint ventures	(40)	(51)
Impairment reversal	-	64
Other income/(expense)2	533	(67)
Operating profit	2,382	1,857
Investment income3	566	368
Financing costs4	(843)	(1,395)
Profit before taxation	2,105	830

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' for more information.
2. Principally comprises a gain of €714 million in respect of the disposal of part of the Group's interest in Indus Towers Limited ('Indus') (see note 10 'Disposals' for further details), partially offset by €238 million in respect of security arrangements provided to Indus over the Group's 3.0% interest in Indus.
3. Includes gains of €242 million from debt and equity securities held at Fair value through profit and loss.
4. Includes a gain of €238 million from the early redemption of bonds prior to their maturity dates.

Notes to the unaudited condensed consolidated financial statements

2    Segmental analysis (continued)

The Group's non-current assets are disaggregated as follows:
	30 September	31 March
	2024	2024
	€m	€m
Non-current assets1
Germany	42,253	42,931
UK	7,871	6,863
Other Europe	7,424	7,564
Turkey	1,784	1,644
Africa	6,579	6,377
Common Functions	2,242	1,972
Group	68,153	67,351

Note:
1. Comprises goodwill, other intangible assets and property, plant and equipment.

3    Impairment review

A value in use assessment was performed for Vodafone Germany as at 30 September 2024.

Vodafone Germany's estimated recoverable amount exceeds the carrying value by €0.5 billion as at 30 September 2024 (31 March 2024: €2.3 billion). If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the six months ended 30 September 2024.

	Key assumptions used in the value in use calculation		Change required for value in use to equal the carrying value

	30 September	31 March	30 September	31 March
	2024	2024	2024	2024
	%	%	pps	pps
Pre-tax discount rate	7.5	8.3	0.1	0.5
Long-term growth rate	1.2	1.0	(0.1)	(0.4)
Projected adjusted 5 year adjusted EBITDAaL CAGR1	2.3	2.4	(0.2)	(1.2)
Projected capital expenditure1	16.9 - 20.0	17.4 - 19.9	0.8	3.9

Note:
1. Projected adjusted EBITDAaL CAGR is the compound annual growth rate from the end of FY25 of Vodafone Germany's business plan after the incremental commercial investment. Projected capital expenditure (which excludes licences and spectrum) is expressed as capital expenditure as a percentage of revenue for the 5 years following FY25 in the business plan.

Notes to the unaudited condensed consolidated financial statements

4    Taxation
	Six months ended 30 September
		Re-presented1
	2024	2023
	€m	€m
United Kingdom corporation tax (expense)/income
Current period	(44)	(38)
Adjustments in respect of prior periods	2	(19)
Overseas current tax (expense)/income
Current period	(551)	(394)
Adjustments in respect of prior periods	39	-
Total current tax expense	(554)	(451)

Deferred tax on origination and reversal of temporary differences
United Kingdom deferred tax	(27)	(24)
Overseas deferred tax	(319)	(271)
Total deferred tax expense	(346)	(295)

Total income tax expense	(900)	(746)

Note:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' for more information.

Deferred tax on losses in Luxembourg

The tax charge for the six months ended 30 September 2024 includes a deferred tax charge of €319 million on the use of losses in Luxembourg. The Group does not currently recognise deferred tax assets forecasted to be used 60 years beyond the balance sheet date. Reductions in intercompany borrowing and a minor decrease in base rate yields means that the period over which we expect to recover the losses is 53 to 58 years, slightly higher than the 52 to 57 years disclosed as at 31 March 2024. The actual use of these losses and the period over which they may be used is dependent on many factors including the level of profitability in Luxembourg, changes in tax law and any changes to the structure of the Group.

Further details about the Group's tax losses can be found in Note 6 'Taxation' to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2024.

Notes to the unaudited condensed consolidated financial statements

5    Discontinued operations and assets held for sale

Discontinued operations

Where operations constitute a separately reportable segment and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the Condensed consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

Transactions between the Group's continuing and discontinued operations are eliminated in full in the Consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group's Profit for the financial year for the years presented.

On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc ('Zegona') in relation to the disposal of 100% of Vodafone Holdings Europe, S.L.U. ('Vodafone Spain'). On 31 May 2024, the Group announced it had completed the disposal of Vodafone Spain. See note 10 'Disposals'.

On 15 March 2024, the Group announced that it had entered into a binding agreement with Swisscom AG ('Swisscom') in relation to the disposal of 100% of Vodafone Italia S.p.A. ('Vodafone Italy'). The expected completion of the disposal is in early 2025.

Consequently, the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. The assets and liabilities of Vodafone Italy are presented as held for sale in the consolidated statement of financial position.

A summary of the results of these discontinued operations is below.
	Six months ended 30 September
	2024	2023
	€m	€m
Profit/(loss) for the financial period - Discontinued operations
Vodafone Spain1	76	(187)
Vodafone Italy	(60)	(52)
Total	16	(239)

Earnings/(loss) per share - Discontinued operations
- Basic	0.06c	(0.88)c
- Diluted	0.06c	(0.88)c

Note:
1. The results for Vodafone Spain are for the two months to 31 May 2024 when the sale concluded.

Notes to the unaudited condensed consolidated financial statements

5    Discontinued operations and assets held for sale (continued)

Segment analysis of discontinued operations

Vodafone Spain

The results of discontinued operations in Spain are detailed below.
	Six months ended 30 September
	2024	2023
	€m	€m
Revenue	603	1,887
Cost of sales	(321)	(1,511)
Gross profit	282	376
Selling and distribution expenses	(27)	(150)
Administrative expenses	(34)	(328)
Net credit losses on financial assets	(15)	(51)
Operating profit/(loss)	206	(153)
Investment income	3	-
Financing costs	(8)	(35)
Profit/(loss) before taxation	201	(188)
Income tax credit	-	1
Profit/(loss) after tax of discontinued operations	201	(187)

Loss on sale of disposal group	(125)	-

Profit/(loss) for the financial period from discontinued operations	76	(187)

Total comprehensive income/(expense) for the financial period from discontinued operations
Attributable to owners of the parent	77	(184)

On 31 May 2024, the Group announced that it had completed the disposal of Vodafone Spain. See note 10 'Disposals' for more information.

Notes to the unaudited condensed consolidated financial statements

5    Discontinued operations and assets held for sale (continued)

Segment analysis of discontinued operations

Vodafone Italy

The results of discontinued operations in Italy are detailed below.
	Six months ended 30 September
	2024	2023
	€m	€m
Revenue	2,210	2,269
Cost of sales	(840)	(1,750)
Gross profit	1,370	519
Selling and distribution expenses	(114)	(121)
Administrative expenses	(246)	(426)
Net credit losses on financial assets	(26)	(20)
Other expense	-	(1)
Operating profit / (loss)	984	(49)
Financing costs	(45)	(43)
Profit/(loss) before taxation	939	(92)
Income tax (expense) / credit	(260)	40
Profit/(loss) after tax of discontinued operations	679	(52)

After tax loss on the re-measurement of disposal group	(739)	-

Loss for the financial period from discontinued operations	(60)	(52)

Total comprehensive expense for the financial period from discontinued operations
Attributable to owners of the parent	(56)	(50)

The consideration for Vodafone Italy is comprised of €8 billion cash to be paid on completion. A proportion of the consideration is related to future services to be provided by the Group to Swisscom. For the period ended 30 September 2024, the Group recorded a non-cash charge of €739 million (pre and post-tax), included in discontinued operations, as a result of the re-measurement of Vodafone Italy to its fair value less costs to sell. The charge mostly results from the non-recognition of €976 million (€701 million net of tax) depreciation and amortisation of Non-current assets from the date Vodafone Italy was classified as held for sale.

The fair value of the Group's equity interest at 30 September 2024 was determined with reference to the consideration expected to be received from the agreed disposal to Swisscom, less adjustments for estimated completion adjustments, consideration for future services to be received by Swisscom from the Group and the elimination of intercompany debt. This approach was considered to result in a level 2 valuation in accordance with IFRS 13 as, certain completion related adjustments and estimates of the value of the future services to be provided, are not observable.

Notes to the unaudited condensed consolidated financial statements

5    Discontinued operations and assets held for sale (continued)

Assets held for sale

Assets and liabilities held for sale at 31 March 2024 comprised Vodafone Spain and Vodafone Italy. Assets and liabilities held for sale at 30 September 2024 comprised Vodafone Italy.

The relevant assets and liabilities are detailed in the table below.
	30 September	31 March
	2024	2024
	€m	€m
Non-current assets
Goodwill	1,674	2,398
Other intangible assets	3,416	4,318
Property, plant and equipment	4,895	9,264
Other investments	-	2
Deferred tax assets	208	461
Trade and other receivables	143	390
	10,336	16,833
Current assets
Inventory	117	173
Taxation recoverable	76	77
Trade and other receivables	1,130	1,922
Cash and cash equivalents	28	42
	1,351	2,214

Assets held for sale	11,687	19,047

Non-current liabilities
Borrowings	1,387	2,387
Deferred tax liabilities	-	3
Post employment benefits	36	45
Provisions	120	273
Trade and other payables	92	163
	1,635	2,871
Current liabilities
Borrowings	727	1,019
Taxation liabilities	12	12
Provisions	82	90
Trade and other payables	1,440	2,926
	2,261	4,047

Liabilities held for sale	3,896	6,918

Notes to the unaudited condensed consolidated financial statements

6    Earnings per share
	Six months ended 30 September
	2024	2023
	Millions	Millions
Weighted average number of shares for basic earnings per share	26,718	27,033
Effect of dilutive potential shares: restricted shares and share options	110	-
Weighted average number of shares for diluted earnings per share	26,828	27,033

Earnings per share attributable to owners of the parent during the period
	Six months ended 30 September
		Re-presented1
	2024	2023
	€m	€m
Profit/(loss) for earnings per share from continuing operations attributable to owners	1,048	(107)
Profit/(loss) for earnings per share from discontinued operations attributable to owners	16	(239)
Profit/(loss) for basic and diluted earnings per share	1,064	(346)

		Re-presented1
	eurocents	eurocents
Basic earnings/(loss) per share from continuing operations	3.92	(0.40)
Basic earnings/(loss) per share from discontinued operations	0.06	(0.88)
Basic earnings/(loss) per share	3.98	(1.28)

		Re-presented1
	eurocents	eurocents
Diluted earnings/(loss) per share from continuing operations	3.91	(0.40)
Diluted earnings/(loss) per share from discontinued operations	0.06	(0.88)
Diluted earnings/(loss) per share	3.97	(1.28)

Note:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' for more information.

7    Dividends
	Six months ended 30 September
	2024	2023
	€m	€m
Declared during the financial period:
Final dividend for the year ended 31 March 2024: 4.50 eurocents per share	1,212	1,215
(2023: 4.50 eurocents per share)

Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2025: 2.25 eurocents per share	585	1,218
(2024: 4.50 eurocents per share)

Notes to the unaudited condensed consolidated financial statements

8    Joint ventures and associates
	30 September	31 March
	2024	2024
	€m	€m
Oak Holdings 1 GmbH	6,104	7,620
VodafoneZiggo Group Holdings B.V.	458	516
TPG Telecom Limited	-	(2)
Other	64	69
Investments in joint ventures	6,626	8,203

Safaricom PLC	423	627
Indus Towers Limited1	-	1,104
Other	41	98
Investments in associates	464	1,829

Investments in joint ventures and associates	7,090	10,032

TPG Telecom Limited	(49)	-
Share of net liabilities in joint ventures and associates	(49)	-

Note:
1. In June 2024, the Group announced the sale of an 18% stake in Indus Towers Limited ('Indus') through an accelerated book-building offering ('placing'). Following the placing, Indus is no longer classified as an associate and the remaining investment is included in Other investments.

9    Reconciliation of net cash flow from operating activities
	Six months ended 30 September
		Re-presented1
	2024	2023
	€m	€m
Profit for the financial period	1,205	84
Investment income	(566)	(368)
Financing costs	843	1,395
Income tax expense	900	746
Operating profit	2,382	1,857
Adjustments for:
Share-based payments and other non-cash charges	68	54
Depreciation and amortisation	5,238	5,117
(Gain)/loss on disposal of property, plant and equipment and intangible assets	(1)	17
Share of results of equity accounted associates and joint ventures	40	51
Impairment reversal	-	(64)
Other (income)/expense	(533)	67
Increase in inventory	(107)	(64)
Increase in trade and other receivables	(1,356)	(1,154)
Decrease in trade and other payables	(784)	(1,151)
Cash generated by operations	4,947	4,730
Taxation	(393)	(472)
Cashflows from discontinued operations	1,090	1,286
Net cash flow from operating activities	5,644	5,544

Note:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' for more information.

Notes to the unaudited condensed consolidated financial statements

10  Disposals

Summary of the disposal of subsidiaries

The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries, joint arrangements and associates that the Group has disposed of, and that have previously been recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal.

Aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, for the six months ended 30 September 2024 was €3,578 million (six months ended 30 September 2023: €67m), comprising cash received for the disposal of subsidiaries of €3,669 million, primarily in relation to the disposal of Vodafone Spain, less cash disposed of €91 million.

Vodafone Spain

On 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. ('Vodafone Spain') to Zegona Communications plc ('Zegona') for €4,069 million in cash (subject to closing accounts adjustments) and up to €900 million of non-cash consideration in the form of redeemable preference shares. €400 million of the cash received relates to future services to be provided by the Group to Zegona and has been deferred on the Group's Statement of financial position.

The table below summarises the net assets disposed and the resulting loss on disposal of €125 million.
€m
Other intangible assets	(996)
Property, plant and equipment	(5,058)
Other investments	(3)
Inventory	(40)
Trade and other receivables	(1,033)
Cash and cash equivalents	(91)
Current and deferred taxation	2
Borrowings	1,205
Trade and other payables	1,143
Provisions	181
Net assets disposed	(4,690)
Cash proceeds1	3,669
Non-cash consideration (Zegona shares)2	807
Other effects	89
Net loss on disposal3	(125)

Note:
1.   Excludes €400 million of consideration related to future services to be provided by the Group to Zegona.
2.   The non-cash consideration comprises an investment in Zegona shares with a fair value of €807 million at the transaction date. See note 11 'Fair value of financial instruments' for further information.
3.   Included in Profit/(loss) for the financial period - Discontinued operations in the Consolidated income statement.

Notes to the unaudited condensed consolidated financial statements

10  Disposals (continued)

Summary of the disposal of joint ventures and associates

The aggregate cash consideration in respect of disposals of joint ventures and associates is as follows:
	Six months ended 30 September
	2024	2023
	€m	€m
Cash consideration received
Vantage Towers	1,336	500
Indus Towers Limited	1,684	-
	3,020	500

Vantage Towers

On 22 July 2024, the Group announced the sale of a further 10% stake in Oak Holdings GmbH, the partnership that co-controls Vantage Towers, for €1,336 million. Oak Holdings GmbH owns 89.3% of Vantage Towers.

A net gain on disposal of €26 million has been recorded within Other income/expense in the Consolidated income statement.

Indus Towers

On 19 June 2024, the Group announced the sale of an 18% stake in Indus Towers Limited ('Indus') through an accelerated book-building offering ('placing'). The placing raised INR 153.0 billion (€1,684 million) in gross proceeds. Following the placing, the Group de-recognised its remaining associate investment in Indus, which is now classified as an Other Investment recorded at fair value through profit and loss.

A net gain on disposal of €714 million has been recorded within Other income/expense in the Consolidated income statement.

Notes to the unaudited condensed consolidated financial statements

11  Fair value of financial instruments
	30 September	31 March
	2024	2024
	€m	€m
Financial assets at fair value1
Money market funds (included within Cash and cash equivalents)2	2,013	2,015
Debt and equity securities (included within Other investments)3	6,149	3,749
Derivative financial instruments (included within Trade and other receivables)4,5	3,962	4,226
Trade receivables at fair value through Other comprehensive income (included with Trade and other receivables)6	1,123	735
	13,247	10,725

Financial liabilities at fair value1
Derivative financial instruments (included within Trade and other payables)4,5	2,031	1,524
Financial guarantee (included within Trade and other payables)7	238	-
	2,269	1,524

Notes:

1. The fair value of assets and liabilities are classified in the Fair Value hierarchy as follows: Level 1 comprises items where the fair value in determined by unadjusted quoted prices in active markets. Level 2 comprises items where the fair value is determined from inputs other than quotes prices, that are observable for the asset or liability, either directly or indirectly by unadjusted market quoted prices in active markets and market accepted valuation techniques. Level 3 comprises items where the fair value determined by including one or more unobservable inputs to the valuation methodology.
2. Items are measured at fair value and the valuation basis is Level 1.
3.   Quoted debt and equity securities of €2,991 million (31 March 2024: €1,687 million) are measured at fair value and classified as Level 1. Further equity and debt securities of €2,140 million (31 March 2024: €2,062 million) are measured at fair value and classified as Level 2. The remaining balance represents the Group's investments in Zegona ordinary shares of €915 million (31 March 2024: €nil) and convertible loan notes of €103 million, measured at fair value and classified as Level 3 due to some of the inputs to the valuation model being unobservable inputs.
4.   Derivative financial assets and liabilities are measured at fair value and classified as Level 2.
5.   €3,772 million (31 March 2024: €4,011 million) of derivative financial assets and €1,912 million (31 March 2024: €1,468 million) of derivative financial liabilities are classified as Non-current.
6. Trade receivables at fair value through Other comprehensive income are measured at fair value and classified as Level 2. Of this €461 million (31 March 2024: €294 million) are classified as Non-current.
7.   Financial guarantee is a secondary pledge over the shares owned by Vodafone Group in Indus Towers, ranking behind the Group's existing lenders for the outstanding bank borrowings secured against Indian assets. This is measured at fair value and classified as Level 2.

The fair value of the Group's financial assets held at amortised cost approximates to their fair value.

The fair value of the Group's financial liabilities held at amortised cost approximate to fair value with the exception of outstanding bonds with a carrying value of €39,522 million (31 March 2024: €40,743 million). These bonds have a fair value at 30 September of €36,550 million (31 March 2024: €37,144 million), based on Level 1 of the fair value hierarchy.

Level 3 financial instruments

Investment in Zegona ordinary shares

Following the completion of the sale of Vodafone Spain on 31 May 2024 (See note 10 'Disposals'), the Group received the non-cash consideration component in the form of €900 million Redeemable Preference Shares ('RPS') issued by EJLSHM Funding Ltd ('EJLSHM'). The RPS will be redeemed 6 years after completion, or earlier if there is a material liquidity event or exit from Zegona that releases funds to its shareholders. The RPS have a nominal value, including accrued interest, of €915 million at 30 September 2024.

EJLSHM subscribed for new ordinary shares in Zegona, equivalent to the value of the RPS, the future proceeds from which will be used to repay the RPS. Per the contractual arrangement, these ordinary shares do not carry voting rights, and their value is capped at the nominal value, including accrued interest, of the RPS. EJSHM is a consolidated special purpose entity for the Group, resulting in the elimination of the RPS and the recognition of an investment in the Zegona shares for the Group. The Zegona shares are recorded at fair value through profit and loss and have a fair value of €915 million on 30 September 2024.

The valuation approach for the Zegona shares reflects the contractual terms of the RPS arrangement and utilises a bespoke option model which draws on observable Level 2 market data inputs, including bond yields, share prices, and foreign exchange rates. The model also includes certain key inputs that requires judgement. These include the timing on when EJLSHM will sell its shares in Zegona to settle its RPS liability to the Group, Zegona's share price volatility and the share's expected dividend yield.

Notes to the unaudited condensed consolidated financial statements

11         Fair value of financial instruments (continued)

The only judgement that has a material impact on the valuation is the Zegona share price volatility. An increase/(decrease) of the share price volatility by 10% would (decrease)/increase the valuation by €35 million /€nil (due to fair value being capped at the nominal value of the RPS, including accrued interest) at 30 September 2024.

Convertible loan notes ('CLN')

Vodafone invested US$25 million in CLN on 22 January 2024 with a maturity date of 22 January 2034. The CLN has a conversion feature which allows, in whole or in part, for the outstanding principal and interest to be converted into fully paid shares of AST SpaceMobile, Inc. ('ASTS'). The investment is accounted for at fair value through profit or loss, with its fair value at 30 September 2024 of €103 million, included within equities and debt securities. Both Vodafone and ASTS have the option to convert the CLN to shares at any time after twelve months following the initial closing. ASTS's option is subject to certain conditions. The valuation uses a Monte Carlo simulation with Level 2 inputs being the ASTS's market share price, risk-free-rate, share price volatility and the effective interest rate. Level 3 inputs do not have a material impact on the valuation.

Notes to the unaudited condensed consolidated financial statements

12  Contingent liabilities and legal proceedings

Note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2024 sets forth the Group's contingent liabilities and legal proceedings as of 31 March 2024. There have been no material changes to the Group's contingent liabilities or legal proceedings during the period covered by this report, except as disclosed below.

Legal proceedings

South Africa: Kenneth Makate v Vodacom (Pty) Limited

Mr Kenneth Makate, a former employee of Vodacom (Pty) Limited ('Vodacom South Africa'), started legal proceedings in 2008 claiming compensation for a business idea that led to the development of a service known as 'Please Call Me' ('PCM'). In July 2014, the Gauteng High Court ('the High Court') ruled that Mr Makate had proven the existence of a contract, but that Vodacom South Africa was not bound by that contract because the responsible director did not have authority to enter into such an agreement on Vodacom South Africa's behalf. The High Court and Supreme Court of Appeal ('the SCA') turned down Mr Makate's application for leave to appeal in December 2014 and March 2015, respectively.

In April 2016, the Constitutional Court of South Africa ('the Constitutional Court') granted leave to appeal and upheld Mr Makate's appeal. It found that Vodacom South Africa is bound by the agreement and ordered the parties to negotiate, in good faith, and agree a reasonable compensation amount payable to Mr Makate or, in the event of a deadlock, for the matter to be referred to Vodacom Group's Chief Executive Officer ('the CEO') to determine such compensation amount. Mr Makate's application for the aforementioned order to be varied from the determination of an amount to a compensation model based on a share of revenue was dismissed by the Constitutional Court. In accordance with the Constitutional Court order, and after negotiations failed, the CEO issued his determination on 9 January 2019. However, the CEO's award of R47million (€2.4 million) was rejected by Mr Makate, who subsequently brought an application in the High Court for the review of the CEO's determination and award.

The High Court, in a judgement delivered on 8 February 2022, set aside the CEO's determination and ordered him to reassess the amount employing a set of criteria which would have resulted in the payment of a higher compensation amount, for the benefit of Mr Makate, than that determined by the CEO. Vodacom South Africa appealed against the judgement and the order of the High Court to the SCA. The SCA heard the appeal on 9 May 2023 and its judgement was handed down on 6 February 2024. A majority of three judges, with a minority of two judges dissenting, dismissed the appeal and ruled that Mr Makate is entitled to be paid 5% - 7.5% of the total revenue of the PCM product from March 2001 to the date of the judgement, plus interest.

On 27 February 2024, Vodacom South Africa applied for leave to appeal the judgement and order of the SCA to the Constitutional Court, resulting in the suspension of the operation of the judgement and order of the SCA. On 26 August 2024, the Constitutional Court issued a directive that it will hear Vodacom South Africa's application for leave to appeal in tandem with its appeal against the SCA judgement and order. The record of the proceedings in the SCA, with relevant annotations, was filed in the Constitutional Court on 26 September 2024. Vodacom South Africa, as the applicant, filed its written arguments on 10 October 2024 and Mr Makate filed his response on 18 October 2024. The matter will be heard by the Constitutional Court on 21 November 2024.

Vodacom South Africa is challenging the SCA's judgement and order on various grounds including, but not limited to the SCA ignoring the evidence placed before it on the computation of the quantum of compensation payable to Mr Makate, and the SCA issuing orders that are incapable of being implemented and enforced.

The CEO's determination in 2019 amounted to R47 million (€2.4 million). The minority judgement of the SCA raised Mr Makate's compensation to an amount payable of R186 million (€9.6 million) The value of the compensation amount for Mr Makate, as per the SCA's majority judgement and order, would at a minimum be R29 billion (€1.5 billion). Mr Makate, in his recent submissions to the Constitutional Court, has stated that his request is for compensation in the capital amount of R9.4 billion (€493 million), plus interest from 18 January 2019. Consequently, the range of the possible compensation outcomes in this matter is very wide.

The amount ultimately payable to Mr Makate is uncertain and will depend on the success of Vodacom South Africa's appeal against the judgement and order of the SCA, on the merits of the case. The Group is continuing to challenge the level of compensation payable to Mr Makate and a provision immaterial to the financial statements has been recorded.

Notes to the unaudited condensed consolidated financial statements

13  Related party transactions

Related party transactions with the Group's joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.
	Six months ended 30 September
	2024	2023
	€m	€m
Sales of goods and services to associates	11	15
Purchase of goods and services from associates	2	3
Sales of goods and services to joint arrangements	158	133
Purchase of goods and services from joint arrangements	362	392
Interest income receivable from joint arrangements1	25	26
Interest expense payable to joint arrangements1	144	109

	30 September	31 March
	2024	2024
Trade balances owed:
by associates	9	19
to associates	1	1
by joint arrangements	208	190
to joint arrangements	359	379
Other balances owed by joint arrangements1	1,386	1,105
Other balances owed to joint arrangements2	5,349	4,940

Notes:
1.   Amounts arise primarily through VodafoneZiggo and Oak Holdings 1 GmbH. Interest is paid/received in line with market rates.
2.   Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH.

In the six months ended 30 September 2024, the Group made contributions to defined benefit pension schemes of €23 million (Six months ended 30 September 2023: €26 million).

In the six months ended 30 September 2024, dividends of €0.8 million were paid to Board and Executive Committee members (Six months ended 30 September 2023: €1.0 million).

Dividends received from joint ventures and associates are disclosed in the consolidated statement of cash flows.
Independent review report to Vodafone Group Plc

Conclusion

We have been engaged by Vodafone Group Plc (the Company) to review the unaudited condensed consolidated financial statements in the half yearly financial report for the six months ended 30 September 2024, which comprises the consolidated income statement, the consolidated statement of comprehensive income/(expense), the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes 1 to 13 to the condensed consolidated financial statements. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the unaudited condensed consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the unaudited condensed consolidated financial statements in the half yearly financial report for the six months ended 30 September 2024 is not prepared, in all material respects, in accordance with UK-adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1 'Basis of preparation', the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards, with International Financial Reporting Standards as issued by the IASB, and with the requirements of the UK Companies Act 2006. The unaudited condensed consolidated financial statements included in this half yearly financial report has been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as adopted by the United Kingdom.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half yearly financial report, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information

In reviewing the half yearly report, we are responsible for expressing to the Company a conclusion on the unaudited condensed consolidated financial statements in the half yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
12 November 2024
Non-GAAP measures

In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.
Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 50	Revenue	Pages 51, 53 and 54
Organic service revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
Organic mobile service revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
Organic fixed service revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
Organic Vodafone Business service revenue growth	Page 50	Service revenue	Pages 51, 53 and 54
Organic M-Pesa revenue	Page 50	Service revenue	Page 51
Organic financial services revenue growth in South Africa	Page 50	Service revenue	Page 51
Adjusted EBITDAaL	Page 50	Operating profit	Page 3
Organic Adjusted EBITDAaL growth	Page 50	Not applicable	Page 52
Other metrics
Adjusted profit attributable to owners of the parent	Page 55	Profit attributable to owners of the parent	Page 55
Adjusted basic earnings per share	Page 55	Basic earnings per share	Page 56
Cash flow, funding and capital allocation metrics
Free cash flow	Page 56	Inflow from operating activities	Page 57
Adjusted free cash flow	Page 56	Inflow from operating activities	Pages 16 and 57
Gross debt	Page 56	Borrowings	Page 57
Net debt	Page 56	Borrowings less cash and cash equivalents	Page 57
Pre-tax ROCE (controlled)	Page 58	ROCE calculated using GAAP measures	Pages 58 and 59
Post-tax ROCE (controlled and associates/joint ventures)	Page 58	ROCE calculated using GAAP measures	Pages 58 and 59
Financing and Taxation metrics
Adjusted net financing costs	Page 60	Net financing costs	Page 14
Adjusted profit before taxation	Page 60	Profit before taxation	Page 61
Adjusted income tax expense	Page 60	Income tax expense	Page 61
Adjusted effective tax rate	Page 60	Income tax expense	Page 61
Adjusted share of results of equity accounted associates and joint ventures	Page 60	Share of results of equity accounted associates and joint ventures	Page 61
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 60	Share of results of equity accounted associates and joint ventures	Page 61

Non-GAAP measures

Performance metrics
Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.
It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth

Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:

-     Revenue;

-     Service revenue;

-     Mobile service revenue;

-     Fixed service revenue;

-     Vodafone Business service revenue;

-     M-Pesa revenue;

-     South Africa financial services revenue;

-     Adjusted EBITDAaL; and

-     Adjusted EBITDAaL margin

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-     It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-     It is used for internal performance analysis; and

-     It facilitates comparability of underlying growth with other companies (although the term 'organic' is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Non-GAAP measures
Six months ended 30 September 2024
		Re-presented1	Reported growth	M&A and Other	Foreign exchange	Organic growth
	H1 FY25	H1 FY24
	€m	€m	%	pps	pps	%
Service revenue
Germany	5,500	5,722	(3.9)	-	-	(3.9)
Mobile service revenue	2,497	2,530	(1.3)	-	-	(1.3)
Fixed service revenue	3,003	3,192	(5.9)	-	-	(5.9)
UK	2,891	2,822	2.4	-	(1.8)	0.6
Mobile service revenue	2,108	2,096	0.6	-	(1.9)	(1.3)
Fixed service revenue	783	726	7.9	-	(1.9)	6.0
Other Europe	2,410	2,366	1.9	-	0.6	2.5
Turkey	1,103	828	33.2	(0.8)	57.9	90.3
Africa	2,951	2,924	0.9	-	9.0	9.9
Common Functions	322	282
Eliminations	(68)	(83)
Total service revenue	15,109	14,861	1.7	-	3.1	4.8
Other revenue	3,167	3,122
Revenue	18,276	17,983	1.6	-	3.1	4.7

Other growth metrics
Vodafone Business - Service revenue	3,890	3,813	2.0	-	1.3	3.3
Germany - Vodafone Business service revenue	1,184	1,205	(1.7)	-	-	(1.7)
UK - Vodafone Business service revenue	1,054	1,059	(0.5)	-	(1.9)	(2.4)
Other Europe - Vodafone Business service revenue	761	728	4.5	-	0.9	5.4
Turkey - Vodafone Business service revenue	162	109	48.6	(1.5)	64.1	111.2
Africa - Vodacom Business service revenue	541	527	2.7	-	6.1	8.8
South Africa - Financial services revenue	86	77	11.7	-	(2.2)	9.5
Vodacom International M-Pesa	200	188	6.4	-	4.0	10.4
Egypt - Vodafone Cash revenue	49	40	22.5	-	71.4	93.9

Note:
1. The results for the six months ended 30 September 2024 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.

Non-GAAP measures
Six months ended 30 September 2024
		Re-presented1	Reported growth	M&A and Other	Foreign exchange	Organic growth
	H1 FY25	H1 FY24
	€m	€m	%	pps	pps	%
Adjusted EBITDAaL
Germany	2,290	2,527	(9.3)	-	-	(9.3)
UK	707	640	10.5	-	(2.1)	8.4
Other Europe	784	766	2.3	-	0.8	3.1
Turkey	394	254	55.1	(8.5)	67.6	114.2
Africa	1,214	1,241	(2.2)	-	8.9	6.7
Common Functions	22	(1)
Eliminations	-	-
Group	5,411	5,427	(0.3)	0.7	3.4	3.8

Percentage point change in Adjusted EBITDAaL margin
Germany	37.4%	39.5%	(2.1)	0.1	-	(2.0)
UK	20.5%	19.0%	1.5	-	-	1.5
Other Europe	28.0%	28.6%	(0.6)	-	-	(0.6)
Turkey	28.3%	22.5%	5.8	0.3	(0.1)	6.0
Africa	32.8%	34.6%	(1.8)	-	0.7	(1.1)
Group	29.6%	30.2%	(0.6)	0.3	0.1	(0.2)

Note:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
Non-GAAP measures
Quarter ended 30 September 2024
		Re-presented1	Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q2 FY25	Q2 FY24
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,722	2,903	(6.2)	-	-	(6.2)
Mobile service revenue	1,266	1,290	(1.8)	-	-	(1.8)
Fixed service revenue	1,456	1,613	(9.7)	-	-	(9.7)
UK	1,462	1,421	2.9	-	(1.7)	1.2
Mobile service revenue	1,063	1,057	0.6	-	(1.7)	(1.1)
Fixed service revenue	399	364	9.6	-	(1.6)	8.0
Other Europe	1,230	1,205	2.1	-	0.5	2.6
Turkey	588	495	18.8	37.4	32.9	89.1
Africa	1,502	1,498	0.3	-	9.4	9.7
Common Functions	176	151
Eliminations	(36)	(47)
Total service revenue	7,644	7,626	0.2	1.0	3.0	4.2
Other revenue	1,596	1,564
Revenue	9,240	9,190	0.5	1.3	2.8	4.6

Other growth metrics
Vodafone Business - Service revenue	1,979	1,935	2.3	0.5	1.2	4.0
Germany - Vodafone Business service revenue	598	609	(1.7)	-	-	(1.7)
UK - Vodafone Business service revenue	532	531	0.2	-	(1.9)	(1.7)
Other Europe - Vodafone Business service revenue	389	365	6.6	-	0.9	7.5
Turkey - Vodafone Business service revenue	85	64	32.8	42.0	35.1	109.9
Africa - Vodacom Business service revenue	276	268	3.0	-	6.2	9.2

Note:
1. The results for the quarter ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.

Non-GAAP measures
Quarter ended 30 June 2024
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q1 FY25	Q1 FY24
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,778	2,819	(1.5)	-	-	(1.5)
Mobile service revenue	1,231	1,240	(0.8)	-	-	(0.8)
Fixed service revenue	1,547	1,579	(2.0)	-	-	(2.0)
UK	1,429	1,401	2.0	-	(2.0)	-
Mobile service revenue	1,045	1,039	0.6	-	(2.0)	(1.4)
Fixed service revenue	384	362	6.1	-	(2.0)	4.1
Other Europe	1,180	1,161	1.6	-	0.7	2.3
Turkey	515	333	54.7	(80.1)	117.3	91.9
Africa	1,449	1,426	1.6	-	8.4	10.0
Common Functions	146	131
Eliminations	(32)	(36)
Total service revenue	7,465	7,235	3.2	(1.2)	3.4	5.4
Other revenue	1,571	1,558
Revenue	9,036	8,793	2.8	(1.3)	3.3	4.8

Other growth metrics
Vodafone Business - Service revenue	1,911	1,878	1.8	(0.6)	1.4	2.6
Germany - Vodafone Business service revenue	586	596	(1.7)	-	-	(1.7)
UK - Vodafone Business service revenue	522	528	(1.1)	-	(1.9)	(3.0)
Other Europe - Vodafone Business service revenue	372	363	2.5	-	0.8	3.3
Turkey - Vodafone Business service revenue	77	45	71.1	(89.7)	131.2	112.6
Africa - Vodacom Business service revenue	265	259	2.3	-	6.1	8.4

Non-GAAP measures

Other metrics
Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of Adjusted basic earnings per share.
Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses/reversals, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss, together with related tax effects.

Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.
Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

	H1 FY25			H1 FY24 Re-presented1
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
	€m	€m	€m	€m	€m	€m
Adjusted EBITDAaL	5,411	-	5,411	5,427	-	5,427
Restructuring costs	(58)	58	-	(102)	102	-
Interest on lease liabilities	220	-	220	217	-	217
Loss on disposal of property, plant & equipment and intangible assets	(12)	-	(12)	(18)	-	(18)
Depreciation and amortisation on owned assets2	(3,672)	303	(3,369)	(3,613)	302	(3,311)
Share of results of equity accounted associates and joint ventures3	(40)	104	64	(51)	164	113
Impairment reversal	-	-	-	64	(64)	-
Other income	533	(533)	-	(67)	67	-
Operating profit	2,382	(68)	2,314	1,857	571	2,428
Investment income	566	(242)	324	368	-	368
Financing costs4	(843)	(41)	(884)	(1,395)	231	(1,164)
Profit before taxation	2,105	(351)	1,754	830	802	1,632
Income tax expense5	(900)	596	(304)	(746)	311	(435)
Profit for the financial period - Continuing operations	1,205	245	1,450	84	1,113	1,197
Profit/(loss) for the financial period - Discontinued operations	16	(16)	-	(239)	239	-
Profit/(loss) for the financial period	1,221	229	1,450	(155)	1,352	1,197

Profit attributable to:
- Owners of the parent (Continuing)	1,048	245	1,293	(107)	1,113	1,006
- Owners of the parent (Total Group)	1,064	229	1,293	(346)	1,352	1,006
- Non-controlling interests	157	-	157	191	-	191
Profit/(loss) for the financial period	1,221	229	1,450	(155)	1,352	1,197

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Depreciation and amortisation on owned assets excludes depreciation on leased assets and loss on disposal of leased assets included within Adjusted EBITDAaL. See page 62 for an analysis of depreciation and amortisation. The adjustment of €303 million (H1 FY24: €302 million) relates to amortisation of customer bases and brand intangible assets.
3. See page 61 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.
4. See 'Net financing costs' on page 14 for further analysis.
5. See 'Adjusted tax metrics' on page 61 for further analysis.

Non-GAAP measures

Adjusted basic earnings per share

The reconciliation of Adjusted basic earnings per share to the closest equivalent GAAP measure, Basic earnings per share, is provided below.
		Re-presented1
	H1 FY25	H1 FY24
	€m	€m
Profit/(loss) attributable to owners of the parent	1,064	(346)
Adjusted profit attributable to owners of the parent	1,293	1,006

	Million	Million
Weighted average number of shares outstanding - Basic	26,718	27,033

	eurocents	eurocents
Basic earnings/(loss) per share	3.98c	(1.28)c
Adjusted basic earnings per share	4.84c	3.72c

Note:
1.
The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.

Cash flow, funding and capital allocation metrics

Cash flow and funding
Non-GAAP measure	Purpose	Definition
Free cash flow
Internal performance reporting.
External metric used by investor community.
Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.

Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital movements including in respect of capital additions, disposal of property, plant and equipment and intangible assets, integration capital additions and restructuring costs, together with related working capital, licences and spectrum, interest received and paid (excluding interest on Bank borrowings secured against Indian assets), taxation, dividends received from associates and joint ventures, dividends paid to non-controlling shareholders in subsidiaries, payments in respect of lease liabilities and other.

Adjusted free cash flow
Internal performance reporting.
External metric used by investor community.
Setting director and management remuneration.
Key external metric used to evaluate liquidity and the cash generated by our operations.

Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items and M&A.

Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.	Gross debt less cash and cash equivalents, short-term investments, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.

Non-GAAP measures

Cash flow and funding (continued)

The table below presents the reconciliation between Inflow from operating activities and Free cash flow.
		Re-presented1
	H1 FY25	H1 FY24
	€m	€m
Inflow from operating activities	5,644	5,544
Net tax paid	393	472
Cashflows from discontinued operations	(1,090)	(1,286)
Cash generated by operations	4,947	4,730
Capital additions	(2,987)	(2,877)
Working capital movement in respect of capital additions	(196)	(530)
Disposal of property, plant and equipment and intangible assets	7	7
Integration capital additions	(12)	(28)
Working capital movement in respect of integration capital additions	2	(43)
Licences and spectrum	(12)	(183)
Interest received and paid2	(701)	(739)
Taxation	(393)	(472)
Dividends received from associates and joint ventures	243	75
Dividends paid to non-controlling shareholders in subsidiaries	(157)	(167)
Payments in respect of lease liabilities	(1,583)	(1,599)
Other	(254)	93
Free cash flow	(1,096)	(1,733)

Notes:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Includes interest on lease liabilities of €208 million (H1 FY24: €188 million), excluding discontinued operations.

The table below presents the reconciliation between Borrowing, Gross debt and Net debt.
	H1 FY25	Year-end FY24
	€m	€m
Borrowings	(55,753)	(56,987)
Lease liabilities	10,790	9,672
Bank borrowings secured against Indian assets	94	1,720
Collateral liabilities	2,179	2,628
Gross debt	(42,690)	(42,967)
Collateral liabilities	(2,179)	(2,628)
Cash and cash equivalents	7,008	6,183
Short-term investments	4,101	3,225
Collateral assets	789	741
Derivative financial instruments	1,931	2,702
Less mark-to-market gains deferred in hedge reserves	(735)	(498)
Net debt	(31,775)	(33,242)

Non-GAAP measures

Return on Capital Employed
Non-GAAP measure	Purpose	Definition
Return on Capital Employed ('ROCE')	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.
We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes borrowings, cash and cash equivalents, derivative financial instruments included in trade and other receivables/payables, short-term investments, collateral assets, financial liabilities under put option arrangements and equity.

Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above
We calculate pre-tax ROCE (controlled) by using Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses/reversals, other income and expense, the impact of hyper-inflationary adjustments and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our Adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is based on the average of month end capital employed balances during the period of: property, plant and equipment (including leased assets and lease liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions, excluding the impact of hyper-inflationary adjustments. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

ROCE using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

For the purpose of the half-year ROCE calculation, the returns are based on the 12 months ended 30 September and the denominator is based on the average of month end capital employed balances from the opening position as at 30 September 2023 and ending as at 30 September 2024.

		Re-presented1
	H1 FY25	H1 FY24
	€m	€m
Operating profit2	4,190	13,293

Borrowings	55,753	65,058
Cash and cash equivalents	(7,008)	(7,148)
Derivative financial instruments included in trade and other receivables	(3,962)	(5,273)
Derivative financial instruments included in trade and other payables	2,031	1,792
Short-term investments	(4,101)	(4,094)
Collateral assets	(789)	(649)
Financial liabilities under put option arrangements	-	493
Equity	60,586	61,562
Capital employed at end of the period	102,510	111,741

Average capital employed for the period	107,126	113,225

ROCE using GAAP measures	3.9%	11.7%

Notes:
1. The results for the 12 months ended 30 September 2024 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Operating profit includes Other income/(expense), which includes merger and acquisition activity that is non-recurring in nature.

Non-GAAP measures

Return on Capital Employed ('ROCE') : Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciliations to the closest equivalent GAAP measure.

For the purpose of the half-year ROCE calculation, the returns are based on the 12 months ended 30 September and the denominator is based on the average of month end capital employed balances from the opening position as at 30 September 2023 and ending as at 30 September 2024.

		Re-presented1
	H1 FY25	H1 FY24
	€m	€m
Operating profit	4,190	13,293
Interest on lease liabilities	(443)	(406)
Restructuring costs	659	515
Other income	(972)	(9,138)
Share of results of equity accounted associates and joint ventures	85	(6)
Other adjustments2	355	283
Adjusted operating profit for calculating pre-tax ROCE (controlled)	3,874	4,541
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE4	(148)	(9)
Notional tax at Adjusted effective tax rate4	(795)	(1,217)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	2,931	3,315

Capital employed for calculating ROCE on a GAAP basis	102,510	111,741
Adjustments to exclude:
- Leases	(10,790)	(13,039)
- Deferred tax assets	(19,716)	(19,460)
- Deferred tax liabilities	650	728
- Taxation recoverable	(197)	(296)
- Taxation liabilities	669	453
- Other investments	(3,050)	(1,630)
- Investments in associates and joint ventures	(7,041)	(10,457)
- Pension assets and liabilities	(193)	(30)
- Removal of capital employed related to discontinued operations	(7,791)	(12,185)
- Other adjustments2	(1,063)	(914)
Adjusted capital employed for calculating pre-tax ROCE (controlled)	53,988	54,911
Investments in associates and joint ventures2	7,041	10,457
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	61,029	65,368

Average capital employed for calculating pre-tax ROCE (controlled)	53,898	57,868
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	63,365	66,164

Pre-tax ROCE (controlled)	7.2%	7.8%
Post-tax ROCE (controlled and associates/joint ventures)	4.6%	5.0%

Notes:
1. The results for the 12 months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Comprises adjustments to exclude hyperinflationary accounting in Turkey.
3. Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure and excludes restructuring costs and other income.
4. Includes tax at the Adjusted effective tax rate of 18.0% (H1 FY24: 28.6%).

Non-GAAP measures

Financing and Taxation metrics
Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of Adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses, together with fair value movements on Other investments through profit and loss.
Adjusted profit before taxation	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted profit before taxation excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss.

Adjusted income tax expense	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted income tax expense excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.

Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of Adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Non-GAAP measures

Adjusted tax metrics

The table below reconciles Profit before taxation and Income tax expense to Adjusted profit before taxation, Adjusted income tax expense and Adjusted effective tax rate.
		Re-presented1
	H1 FY25	H1 FY24
	€m	€m
Profit before taxation	2,105	830
Adjustments to derive Adjusted profit before tax	(351)	802
Adjusted profit before taxation	1,754	1,632
Adjusted share of results of equity accounted associates and joint ventures	(64)	(113)
Adjusted profit before tax for calculating Adjusted effective tax rate	1,690	1,519

Income tax expense	(900)	(746)
Tax on adjustments to derive Adjusted profit before tax	(8)	(108)
Adjustments:
- Deferred tax charge for utilisation of recognised tax losses in Luxembourg	319	250
- UK corporate interest restriction	35	48
- Tax relating to hyperinflation accounting adjustments2	86	121
- Tax relating to Vantage Towers share disposal	164	-
Adjusted income tax expense for calculating Adjusted tax rate	(304)	(435)
Adjusted effective tax rate	18.0%	28.6%

Notes:
1. The results for the six months ended 30 September have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Includes a €47 million tax credit (H1 FY24: €30 million) on the unadjusted accounting losses arising from hyperinflation accounting.

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles Adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, Share of results of equity accounted associates and joint ventures.
	H1 FY25	H1 FY24
	€m	€m
Share of results of equity accounted associates and joint ventures	(40)	(51)
Restructuring costs	7	7
Other income	(59)	(16)
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	(92)	(60)
Amortisation of acquired customer base and brand intangible assets	156	173
Adjusted share of results of equity accounted associates and joint ventures	64	113
Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.
		Re-presented1
	H1 FY25	H1 FY24
	€m	€m
Depreciation on leased assets - included in Adjusted EBITDAaL	1,564	1,504
Depreciation on leased assets - included in Restructuring costs	2	-
Depreciation on leased assets	1,566	1,504

Depreciation on owned assets	1,889	1,918
Amortisation of owned intangible assets	1,783	1,695
Depreciation and amortisation on owned assets	3,672	3,613

Total depreciation and amortisation on owned and leased assets	5,238	5,117

Loss on disposal of owned fixed assets	12	18
Gain on disposal of leased assets	(13)	(1)
Depreciation and amortisation - as recognised in the consolidated income statement	5,237	5,134

Note:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.
		Re-presented1
	H1 FY25	H1 FY24
	€m	€m
Capital additions	2,987	2,877
Integration related capital additions	12	27
Licence and spectrum additions	9	250
Additions	3,008	3,154

Intangible asset additions	1,226	1,271
Property, plant and equipment owned additions	1,782	1,883
Total additions	3,008	3,154

Note:
1. The results for the six months ended 30 September 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations. See note 5 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
Definitions

Key terms are defined below. See page 49 for the location of definitions for non-GAAP measures.
Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Common Functions	Comprises central teams and business functions.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
Financial services revenue
Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
FTTH	Fibre to the home.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Indian assets	Comprises the Group's investments in Indus Towers Limited and Vodafone Idea Limited.
Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things ('IoT')
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

MDU	Multi Dwelling Units.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
NPS	Net Promoter Score.
Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators' mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group's consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone's expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.   References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.   All growth rates reflect a comparison to the six months ended 30 September 2023 unless otherwise stated.
3.   References to "Q1", "Q2", "Q3" and "Q4" are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the "year", "financial year" or "FY25" are to the financial year ended 31 March 2025. References to "last year", "last financial year" or "FY24" are to the financial year ended 31 March 2024. References to "H1 FY25" are to the six month period ended 30 September 2024. References to "H1 FY24" are to the six month period ended 30 September 2023.
4.   Vodacom refers to the Group's interest in Vodacom Group Limited ('Vodacom') as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5.   This document contains references to our and our affiliates' websites. Information on any website is not incorporated into this update and should not be considered part of this update.
Forward-looking statements and other matters

This document contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group's portfolio transformation plan; expectations regarding the Group's financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2025; the announced agreement to combine Vodafone UK and Three UK; the mobile network sharing agreement with Virgin Media O2; the announced agreement to dispose of Vodafone Italy;  changes to German TV laws and the migration of users to individual TV customer contracts; expectations for the Group's future performance generally; the Group's share buyback programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group's plans and objectives, including the Group's strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'will', 'may', 'expects', 'believes', 'continue', 'plans', 'further', 'ongoing', 'anticipates', or 'could'. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group's ability to deploy new technologies, products and services, including artificial intelligence; the Group's ability to optimise its portfolio in line with its business transformation plan; evolving cyber threats to the Group's services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group's ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group's ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group's ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group's telecommunications, data centres, networks, IT systems or data protection systems; the Group's ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the signed agreement to combine Vodafone's UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group's strategic partnership with Microsoft; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group's ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group's ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix, including the disposal of Vodafone Italy.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group's Annual Report for the year ended 31 March 2024. The Annual Report can be found on the Vodafone Group's website (http://investors.vodafone.com/results). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2024

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: November 12, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary